Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

CONDENSED INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q3 and 9M 2014 Condensed Interim Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures			excl. Diagnostics1			Reported			excl. Diagnostics1			Reported
	Q3 2014	2	Q3 2013	% change		Q3 2013	9M 2014	2	9M 2013	% change		9M 2013
	USD m		USD m	USD	cc3	USD m	USD m		USD m	USD	cc3	USD m
Net sales	14 704		14 196	4	5	14 338	43 363		42 429	2	3	42 842
Continuing operations operating income	2 886		2 760	5	8	2 760	8 890		9 175	- 3	2	9 175
Corporate income & expense, net	-147		- 202	27	30	- 202	-152		- 525	71	76	- 525
Discontinuing operations operating income	241		63	283	300	113	826	4	- 257	nm	nm	- 113
Group operating income	2 980		2 621	14	18	2 671	9 564		8 393	14	20	8 537
As % of net sales	20.3		18.5			18.6	22.1	4	19.8			19.9
Income from associated companies	938		161	483	484	161	1 341		446	201	201	446
Interest expense	-182		-170	- 7	- 10	- 170	-516		- 520	1	- 1	- 520
Other financial income and expense	37		-62	nm	nm	- 62	-44		- 50	-12	nm	- 50
Taxes	-533		-317	- 68	- 73	- 336	-1 552		-1 124	- 38	- 44	-1 179
Net income	3 240	5	2 233	45	49	2 264	8 793	4;5	7 145	23	28	7 234
EPS (USD)	1.33	5	0.90	48	51	0.91	3.58	4;5	2.89	24	29	2.92
Free cash flow3	3 165		3 477	- 9		3 543	6 343		6 462	- 2		6 626
Core3
Operating income	3 840		3 555	8	11		11 294		10 898	4	8
As % of net sales	26.1		25.0				26.0		25.7
Net income	3 346		3 062	9	12		9 841		9 459	4	8
EPS (USD)	1.37		1.24	10	13		4.02		3.83	5	9

Following the transactions with GSK and Lilly announced on April 22, in order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data for the current and prior year into “discontinuing” and “continuing” operations, defined on page 21.

Despite the IFRS required presentation of discontinuing versus continuing operations, until the transactions announced on April 22 are closed, Novartis remains fully committed to all Group activities, and will continue to manage and report performance on a total Group basis.

In addition, all growth rates related to Novartis Group and Vaccines Division results contained within this release, unless otherwise noted, refer to 2013 data excluding the blood transfusion diagnostics business, to help illustrate performance on a comparable basis.

1 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 81.
2 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date.
3 Constant currencies (cc), core results, free cash flow and 2013 data excluding the blood transfusion diagnostics unit are non-IFRS measures. An explanation of non-IFRS measures and reconciliation tables can be found beginning on page 52.
4 Includes the USD 0.9 billion pre-tax gain from the divestment of the blood transfusion diagnostics unit.
5 Includes the USD 0.8 billion pre-tax gain from the sale of the Idenix shareholding.

Third quarter

Group net sales
Group net sales increased 4% (+5% cc) to USD 14.7 billion in the third quarter. Growth products contributed USD 4.9 billion or 33% of Group net sales, up 21% (USD) over the prior-year quarter.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to a net expense of USD 147 million in the third quarter compared to a net expense of USD 202 million in the prior-year period, mainly due to income from royalties related to retained Vaccines intellectual property rights which contributed to the USD 68 million increase in other revenues compared to the prior-year period to USD 79 million.

Group operating income
Group operating income increased 14% (+18% cc) to USD 3.0 billion. Currency had a negative impact of 4 percentage points, primarily due to the stronger Swiss franc and strengthening of the US dollar against the Russian ruble and Japanese yen. Operating income margin was 20.3% of net sales, up 2.3 percentage points (cc) from the prior-year quarter, partially offset by a negative currency impact of 0.5 percentage points. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date related to the discontinuing operations had a positive impact of USD 106 million for the quarter, improving operating income margin by 0.7 percentage points.

The adjustments made to Group operating income to arrive at core operating income amounted to USD 0.9 billion (2013: USD 0.9 billion). These adjustments include amortization of intangible assets of USD 683 million, an exceptional non-tax deductible charge of USD 204 million for recognition of the 2014 liability for the US Healthcare Fee (following final regulations issued by the IRS which advanced the timing of recording the liability), impairment charges of USD 120 million and restructuring charges of USD 74 million, which were partly offset by divestment gains of USD 216 million.

Excluding these items, Group core operating income was USD 3.8 billion (+8%, +11% cc). Core operating income margin in constant currencies increased 1.5 percentage points mainly due to lower functional costs driven by productivity programs, partly offset by unfavorable other income and expense. The cessation of depreciation of property, plant and equipment related to the discontinuing operations had a positive impact of USD 52 million, improving the core operating income margin by 0.3 percentage points. Currency had a negative impact of 0.4 percentage points, resulting in a net increase of 1.1 percentage points to 26.1% of net sales.

Income from associated companies
Income from associated companies amounted to USD 938 million compared to USD 161 million in the third quarter of 2013. The increase was mainly due to a pre-tax gain of USD 812 million recognized on the sale of the shares of Idenix Pharmaceuticals Inc. to Merck & Co. in August 2014. The contribution from the investment in Roche amounted to USD 125 million for the quarter compared to USD 156 million in the third quarter of 2013. This decrease resulted from a reduction in the full-year estimated Roche contribution based on the 2014 half year results published by Roche.

Core income from associated companies decreased from USD 227 million in the prior-year period to USD 205 million in the third quarter of 2014, mainly due to the lower estimated contribution from Roche in the quarter due to a change in the full-year estimate as mentioned above.

Interest expense and other financial income/expense
Interest expense increased to USD 182 million from USD 170 million in the prior-year period. Other financial income and expense amounted to a net income of USD 37 million compared to a net expense of USD 62 million in 2013, mainly due to a positive net currency result.

Taxes
The total Group’s tax rate (taxes as percentage of pre-tax income) in the third quarter increased to 14.1% from 12.4% in the prior-year quarter, principally due to adjusting in the quarter the full-year estimated tax rate to reflect the tax on the blood transfusion diagnostics unit divestment, the sale of the Idenix shareholding and also a change in profit mix to higher tax jurisdictions.

The Group’s core tax rate (taxes as percentage of pre-tax income) increased to 14.2% from 13.7% in the prior-year quarter.

Net income and EPS
Group net income of USD 3.2 billion was up 45% (+49% cc), mainly due to higher operating income, and income from associated companies, which included a pre-tax gain of USD 0.8 billion from the sale of the shares of Idenix Pharmaceuticals Inc. to Merck & Co.

EPS was USD 1.33 (+48%, +51% cc), ahead of net income growth due to lower average outstanding shares.

Group core net income of USD 3.3 billion was up 9% (+12% cc), slightly ahead of core operating income.

Core EPS was USD 1.37 (+10%, +13% cc), ahead of core net income growth mainly due to lower average outstanding shares.

Comparing results for the third quarter of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Group total net sales grew 3% (+4% cc), Group total operating income was up 12% (+15% cc), Group total net income increased 43% (+47% cc), and Group total EPS grew faster than Group total net income due to the lower average number of outstanding shares and less impact of minority interests at 46% (+49% cc). The tax rate in the third quarter of 2014 was 14.1%, compared to the prior-year period tax rate including the divested blood transfusion diagnostics unit of 12.9%.

Nine months

Group net sales
Group net sales increased 2% (+3% cc) to USD 43.4 billion in the first nine months. Growth products contributed USD 13.9 billion or 32% of Group net sales, up 19% (USD) over the first nine months of 2013.

Corporate income and expense, net
Corporate income and expense amounted to a net expense of USD 152 million in the first nine months of 2014 compared to USD 525 million in the prior-year period, mainly due to a USD 464 million increase in other revenues principally related to the retained Vaccines intellectual property rights, including a commercial settlement gain of USD 302 million.

Group operating income
Group operating income increased 14% (+20% cc) to USD 9.6 billion, mainly due to a USD 0.9 billion exceptional gain in the first quarter from the divestment of the blood transfusion diagnostics unit to Grifols S.A. The negative currency impact of 6 percentage points was mainly due to the stronger Swiss franc, and weakening yen and emerging market currencies, partly offset by the stronger euro. Operating income margin was 22.1% of net sales, up 3.2 percentage points (cc) from the prior-year period, partially offset by a negative currency impact of 0.9 percentage points. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date related to the discontinuing operations had a positive impact of USD 176 million for the first nine months, improving operating income margin by 0.4 percentage points.

The adjustments made to Group operating income to arrive at core operating income amounted to USD 1.7 billion (2013: USD 2.5 billion). These adjustments include amortization of intangible assets of USD 2.1 billion, the US Healthcare Fee exceptional non-tax deductible charge of USD 204 million, impairment charges of USD 213 million and net restructuring charges of USD 455 million, partly offset by divestment gains of USD 1.1 billion which were mainly driven by the USD 0.9 billion gain from divestment of the blood transfusion diagnostics unit.

Excluding these items, Group core operating income increased 4% (+8% cc) to USD 11.3 billion. Core operating income margin in constant currencies increased 1.2 percentage points; currency had a negative currency impact of 0.9 percentage points, resulting in a net increase of 0.3 percentage points to 26.0% of net sales. The cessation of depreciation of property, plant and equipment related to the discontinuing operations had a positive impact of USD 85 million, improving the core operating income margin by 0.2 percentage points.

Income from associated companies
Income from associated companies amounted to USD 1.3 billion in the first nine months, compared to USD 446 million in the same period of 2013. The pre-tax gain recognized on the sale of the shares of Idenix Pharmaceuticals Inc. to Merck & Co. in August 2014 amounted to USD 812 million. The contribution from the investment in Roche increased to USD 446 million from USD 436 million in 2013 due to a higher estimated contribution of Roche for 2014. An additional income of USD 64 million was recorded in the first quarter of 2014 on investments in associated companies held by the Novartis Venture Funds, which are now accounted at fair value from January 1, 2014 onwards, consistent with other investments held by these Funds, instead of using the equity method of accounting.

Core income from associated companies increased to USD 736 million from USD 679 million in the prior-year period.

Interest expense and other financial income/expense
Interest expense decreased slightly to USD 516 million from USD 520 million in the prior-year period. Other financial income and expense amounted to a net expense of USD 44 million compared to USD 50 million in 2013, mainly as a result of lower currency losses.

Taxes
The total Group’s tax rate in the first nine months increased to 15.0% from 13.6% in the same period last year, principally due to adjusting in the first nine months the full-year estimated tax rate to reflect the tax on the blood transfusion diagnostics unit divestment, sale of the Idenix shareholding and also a change in profit mix to higher tax jurisdictions.

The core tax rate decreased to 14.2% from 14.4% in the first nine months of 2013.

Net income and EPS
Group net income of USD 8.8 billion was up 23% (+28% cc), growing ahead of operating income mainly due to higher income from associated companies, which included a pre-tax gain of USD 0.8 billion from the sale of the shares of Idenix Pharmaceuticals Inc. to Merck & Co., partly offset by an increase in tax expense.

EPS was up 24% (+29% cc) to USD 3.58, ahead of net income growth due to lower average outstanding shares.

Group core net income of USD 9.8 billion was up 4% (+8% cc), in line with core operating income.

Core EPS was USD 4.02 (5%, +9% cc), ahead of core net income growth due to lower average outstanding shares.

Comparing results for the first nine months of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Group total net sales grew 1% (+2% cc), Group total operating income was up 12% (+18% cc), Group total net income increased 22% (+27% cc) and Group total EPS grew 23% (+28% cc). The tax rate in the first nine months of 2014 was 15.0%, compared to the prior-year period tax rate including the divested blood transfusion diagnostics unit of 14.0%.

CONTINUING OPERATIONS1

Pharmaceuticals
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 925	7 893	0	1	23 931	23 891	0	1
Operating income	2 233	2 267	-1	1	6 860	7 363	-7	-3
As % of net sales	28.2	28.7			28.7	30.8
Core operating income	2 405	2 345	3	5	7 537	7 390	2	6
As % of net sales	30.3	29.7			31.5	30.9

Third quarter

Net sales
Pharmaceuticals net sales reached USD 7.9 billion (0%, +1% cc) with volume growth of 8 percentage points and a positive price impact of 1 percentage point, offset by generic competition which had a negative impact of 8 percentage points, largely driven by Diovan monotherapy generics (generic entry in Japan in June 2014 and in US on July 7, 2014). Growth products2 generated USD 3.5 billion of division net sales, growing 16% (cc) over the same period last year. These products – which include Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the COPD (chronic obstructive pulmonary disease) portfolio3 and Jakavi – contributed 44% of division net sales, compared to 38% in the 2013 quarter.

Regionally, European sales (USD 2.7 billion, +2% cc) were driven by growth products performance, partly offset by generic competition and by Galvus in Germany, where distribution was stopped July 1, 2014. US sales (USD 2.5 billion, -4% cc) declined due to generic competition for Diovan monotherapy, TOBI nebulizer solution and Myfortic, which more than offset growth of Gleevec/Glivec, Gilenya, Tasigna and Afinitor. Japan sales (USD 0.7 billion, -10% cc) decreased, mainly due to a continued decline in Diovan sales, a biennial price cut for many brands and the impact of issues related to investigator initiated trials. Emerging Growth Markets (USD 2.1 billion, +13% cc) continued to perform strongly, driven by double-digit growth in Brazil and China.

Oncology sales grew 11% (cc) to USD 3.0 billion. By brand, growth was driven mainly by Afinitor (USD 408 million, +22% cc), Tasigna (USD 391 million, +25% cc) and Gleevec/Glivec (USD 1.2 billion, +7% cc). In Specialty Care, Gilenya (USD 653 million, +27% cc) achieved double-digit growth in the US and most ex-US markets, and Lucentis sales (USD 614 million, +7% cc) increased due to uptake in non AMD indications in several markets. Primary Care franchise growth (USD 0.7 billion, +9% cc) was underpinned by continued strong uptake of the COPD portfolio (USD 123 million, +90% cc) and Xolair (USD 207 million, +39% cc), partly offset by Galvus (USD 293 million, -5% cc) after stopping distribution of the product in Germany.

Operating income
Operating income was USD 2.2 billion (-1%, +1% cc), impacted by an exceptional charge of USD 157 million due to the recognition of the 2014 liability for the US Healthcare Fee (following final regulations issued by the IRS which advanced the timing of recording the liability) and other exceptional items, partly offset by divestment gains (mainly Sintrom and Miacalcin). Adjustments to arrive at core operating income for the quarter amounted to USD 172 million, principally due to the US Healthcare Fee exceptional charge of USD 157 million, the amortization of intangible assets of USD 69 million and net restructuring charges of USD 52 million, partly offset by exceptional divestment gains of USD 168 million. Prior-year items amounted to USD 78 million, principally due to the amortization of intangible assets of USD 70 million and other exceptional items.

1 Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare OTC joint venture interest which will be created at the same time.
2 "Growth products" comprise products launched in 2009 or later, or products with exclusivity until at least 2018 in key markets (EU, US, Japan).
3 The COPD portfolio includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler.

Core operating income increased 3% (+5% cc) to USD 2.4 billion. Core operating leverage was delivered through lower functional costs driven by productivity programs, more than offsetting higher production costs and royalties. Core margin in constant currencies improved 1.1 percentage points; currency had a negative impact of 0.5 percentage points, resulting in a net margin expansion of 0.6 percentage points to 30.3% of net sales.

Core gross margin declined by 1.1 percentage points (cc) as a percentage of net sales, mainly due to higher production costs, increased royalties (primarily for Gilenya) and quarterly cost phasing. Core R&D expenses as a percentage of net sales improved by 0.9 percentage points (cc), mainly reflecting prior-year increased investments in late-stage clinical trials and continued productivity efforts. Core Marketing & Sales and core General & Administration expenses improved by 1.7 percentage points (cc), reflecting reduction of funding for non-strategic brands and benefits from restructuring initiatives initiated earlier in the year. Core Other Income and Expense, net decreased the margin by 0.4 percentage points (cc).

Nine months

Net sales
Pharmaceuticals delivered net sales of USD 23.9 billion (0%, +1% cc) in the first nine months, driven by volume growth (+6 percentage points) and pricing (+2 percentage points), which offset the impact of generic competition (-7 percentage points).

Europe (USD 8.5 billion, +2% cc) benefited from the performance of growth products, partially offset by generic competition. The US (USD 7.4 billion, -4% cc) was impacted by generic competition for Zometa/Aclasta, Diovan and TOBI nebulizer solution. Japan’s performance (USD 2.1 billion, -7% cc) was mainly impacted by a continued decline in Diovan sales and the biennial price decrease. Emerging Growth Markets (USD 6.0 billion, +10% cc) were led by double-digit growth from Turkey, China and Brazil.

Operating income
Operating income was USD 6.9 billion (-7%, -3% cc) for the first nine months. Included in operating income was USD 369 million of net restructuring charges related to redeployment initiatives announced in the first quarter, USD 157 million for the US Healthcare Fee exceptional charge and the USD 125 million charge related to the Lucentis investigation in Italy (which nevertheless is being vigorously defended), partly offset by an exceptional divestment gain of USD 203 million. The first nine months of 2013 included USD 188 million of divestment gains.

Core operating income increased 2% (+6% cc) to USD 7.5 billion, generating core operating leverage due to sales growth and lower functional costs driven by productivity programs versus the prior year. Core margin in constant currencies improved by 1.4 percentage points; currency had a negative impact of 0.8 percentage points, resulting in a net margin expansion of 0.6 percentage points to 31.5% of net sales.

Core gross margin remained stable (cc) as a percentage of net sales in the first nine months. Core R&D expenses as a percentage of net sales improved by 0.8 percentage points (cc), reflecting prior-year increased investments in late-stage clinical trials and continued productivity efforts. Core Marketing & Sales and core General & Administration expenses improved by 1.1 percentage points (cc) as continuing productivity efforts and reduction of funding for non-strategic brands offset additional investments in new product launches. Core Other Income and Expense, net decreased the margin by 0.5 percentage points (cc).

Pharmaceuticals product review

All comments below focus on third quarter movements.

PRIMARY CARE
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Onbrez Breezhaler/Arcapta Neohaler	55	49	12	12	164	139	18	18
Seebri Breezhaler	37	15	147	140	104	33	215	208
Ultibro Breezhaler	31	0	nm	nm	67	0	nm	nm
COPD portfolio	123	64	92	90	335	172	95	93
Galvus	293	316	-7	-5	929	872	7	9
Xolair1	207	151	37	39	577	440	31	31
TOBI	68	109	-38	-37	216	299	-28	-27
Other	10	9	11	0	38	30	27	27
Total strategic franchise products	701	649	8	9	2 095	1 813	16	17
Diovan	420	835	-50	-49	1 966	2 681	-27	-25
Exforge	365	359	2	3	1 098	1 084	1	2
Tekturna/ Rasilez	52	77	-32	-32	160	231	-31	-31
Other	311	319	-3	-1	927	960	-3	-2
Established medicines	1 148	1 590	-28	-27	4 151	4 956	-16	-15
Total Primary Care products	1 849	2 239	-17	-16	6 246	6 769	-8	-7
nm = not meaningful

Onbrez Breezhaler/Arcapta Neohaler (USD 55 million, +12% cc) continued to grow worldwide as a once-daily maintenance bronchodilator treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease (COPD). Onbrez Breezhaler/Arcapta Neohaler (indacaterol), a long-acting beta-2 agonist (LABA) approved in over 100 countries, is delivered via the low-resistance Breezhaler/Neohaler inhalation device.

Seebri Breezhaler (USD 37 million, +140% cc) saw strong growth and is approved in over 70 countries across Europe, Japan, Canada, Latin America, Asia, Australia and the Middle East. Seebri Breezhaler (glycopyrronium bromide) is a once-daily inhaled long-acting muscarinic antagonist (LAMA) indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with COPD. Seebri Breezhaler is also delivered via the Breezhaler inhalation device. Glycopyrronium bromide was exclusively licensed to Novartis in April 2005 by Vectura and its co-development partner Sosei.

Ultibro Breezhaler (USD 31 million) is a novel LABA/LAMA approved as first-in-class once-daily dual bronchodilator in over 40 countries outside the US (including EU, Japan, Canada, Mexico, Australia and Switzerland) and launched in 21 countries (including Germany, Japan and Canada). Ultibro Breezhaler is a once-daily fixed-dose combination of indacaterol and glycopyrronium bromide, and in the EU, is indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with COPD.

The COPD portfolio, which includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler grew 90% (cc) to USD 123 million in the third quarter.

Galvus Group (USD 293 million, -5% cc), which includes Galvus, an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin, declined, driven by the distribution stop in the German market on July 1, 2014. Sales for the first six months of 2014 in Germany were USD 57 million. Excluding Germany, Galvus delivered a solid performance, with strong growth in many markets around the world. The focus for Galvus remains on patients whose diabetes remains uncontrolled on metformin, as well as on an expansion of usage in new patient segments based on new indications. Galvus Group is currently approved in more than 120 countries.

1 Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).

Xolair (USD 207 million, +39% cc), currently approved in more than 90 countries as a treatment for moderate-to-severe or severe persistent allergic asthma, continued to grow strongly in Canada, Europe and Latin America. Xolair is also approved in the EU, Switzerland and 26 other countries as a treatment for chronic spontaneous urticaria (CSU), also known as chronic idiopathic urticaria (CIU), for which it is approved in the US and now Canada. Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of the operating income, but does not book US sales.

TOBI Group (USD 68 million, -37% cc) sales declined due to generic competition for TOBI nebulizer solution formulation, which more than offset growth for TOBI Podhaler, a dry powder formulation of the antibiotic tobramycin for the management of cystic fibrosis. TOBI Podhaler contributed 65% of total TOBI Group sales in the third quarter.

Diovan Group (USD 420 million, -49% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw a continued sales decline worldwide due to generic competition in most markets including the US (following July 7, 2014 Diovan monotherapy generic entry), many EU countries and Japan (generic entry in June 2014), compounded in Japan by the impact of issues related to investigator initiated trials. Sales continued to grow in Emerging Growth Markets, including China and selected countries in Latin America, Asia Pacific, the Middle East and Africa.

Exforge Group (USD 365 million, +3% cc), which includes Exforge and Exforge HCT, saw modest growth, driven by stable sales in the US and the EU, with double-digit growth in China and a number of emerging markets. Exforge is now available in more than 100 countries. Exforge HCT is available in over 60 countries.

ONCOLOGY
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	1 213	1 133	7	7	3 509	3 466	1	1
Tasigna	391	315	24	25	1 101	914	20	21
Subtotal Bcr-Abl franchise	1 604	1 448	11	11	4 610	4 380	5	5
Sandostatin	433	401	8	9	1 234	1 173	5	6
Afinitor/Votubia	408	337	21	22	1 149	948	21	22
Exjade	231	212	9	9	683	649	5	6
Femara	97	90	8	10	282	284	-1	1
Zometa	57	104	-45	-44	207	506	-59	-58
Jakavi	69	48	44	43	195	116	68	65
Proleukin	22	22	0	-2	59	65	-9	-10
Zykadia	12	0	nm	nm	19	0	nm	nm
Other	60	56	7	10	183	168	9	9
Total Oncology products	2 993	2 718	10	11	8 621	8 289	4	4
nm = not meaningful

Our Bcr-Abl franchise, consisting of Tasigna and Gleevec/Glivec, reached USD 1.6 billion in sales (+11% cc) in the third quarter, driven by growth of both products.

Gleevec/Glivec (USD 1.2 billion, +7% cc) sales were higher in the third quarter, driven mainly by the US. In the US, Novartis Pharmaceuticals Corporation has settled its litigation with a subsidiary of Sun Pharmaceutical Industries Ltd. relating to Novartis patents covering the use of certain polymorphic forms of Gleevec/Glivec, which expire in 2019 (including pediatric exclusivity). The basic compound patent for Gleevec/Glivec expires in the US on July 4, 2015. As a result of the settlement, Novartis will permit Sun’s subsidiary to market a generic version of Gleevec/Glivec in the US on February 1, 2016.

Tasigna (USD 391 million, +25% cc) double-digit performance in the third quarter was driven by strong growth in the US and other markets. Tasigna is a more effective, targeted therapy than Gleevec/Glivec for adult patients newly diagnosed with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in the chronic phase or for adult patients in the chronic or accelerated phase who are resistant or intolerant to at least one prior therapy including Gleevec/Glivec.

Sandostatin (USD 433 million, +9% cc), a somatostatin analogue used to treat patients with acromegaly, as well as patients with symptoms of carcinoid syndrome associated with neuroendocrine tumors (NET), continued to benefit from the increasing use of Sandostatin LAR10 in key markets. An enhanced presentation of Sandostatin LAR, which includes an improved diluent, safety needle and vial adapter, has been approved in 56 countries, with additional filings underway. Sandostatin LAR is also approved in 47 countries for the treatment of patients with advanced NET of the midgut or unknown primary tumor location.

Afinitor/Votubia (USD 408 million, +22% cc) performance in the third quarter was driven by strong growth in the US, Japan and other markets. Afinitor is an oral inhibitor of the mTOR pathway approved for the treatment of patients with HR+/HER2- advanced breast cancer, for advanced renal cell carcinoma following vascular endothelial growth factor-targeted therapy and for the treatment of advanced pancreatic NET. Afinitor is also approved for subependymal giant cell astrocytoma (SEGA) and renal angiomyolipoma associated with tuberous sclerosis complex (TSC). Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Exjade (USD 231 million, +9% cc), a once-daily oral therapy for chronic transfusional iron overload approved in more than 100 countries, saw sales increases in the US and Asia. Exjade is also approved for the treatment of chronic iron overload in patients with non-transfusion-dependent thalassemia in 70 countries, with additional regulatory reviews underway. A regulatory application has been submitted in the US for a new film-coated tablet formulation that can be swallowed.

Jakavi (USD 69 million, +43% cc), an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases, grew strongly over the previous-year quarter. It is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi (ruxolitinib) is currently approved in more than 65 countries, including EU member states, Japan, Canada, Australia, Mexico and Argentina. Regulatory applications have been submitted in the EU, Switzerland and Japan for Jakavi in polycythemia vera. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization outside the US.

SPECIALTY CARE

Neuroscience
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	653	518	26	27	1 811	1 407	29	29
Exelon/Exelon Patch	261	253	3	4	769	782	-2	-1
Comtan/Stalevo	93	101	-8	-7	282	298	-5	-4
Extavia	45	39	15	15	134	122	10	8
Other	18	21	-14	-16	50	57	-12	-11
Total strategic franchise products	1 070	932	15	15	3 046	2 666	14	14
Established medicines	103	112	-8	-6	309	332	-7	-4
Total Neuroscience products	1 173	1 044	12	13	3 355	2 998	12	12

Gilenya (USD 653 million, +27% cc), the first once-daily oral therapy for relapsing forms of multiple sclerosis (MS), continues to achieve double-digit growth as the market moves towards oral treatments with higher efficacy and away from more traditional injectable therapies. Gilenya continues to see volume growth through new patient initiations in both the US and ex-US markets. Gilenya is now approved in over 80 countries and it is estimated that Gilenya has been used to treat approximately 104,700 patients in clinical trials and the post-marketing setting. Total patient exposure is approximately 172,500 patient years. Gilenya is licensed from Mitsubishi Tanabe Pharma.

1 Long-acting release

Exelon/Exelon Patch (USD 261 million, +4% cc) experienced modest growth in the third quarter, driven by performance in the US. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 90 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia. Exelon Patch is also approved for the treatment of patients with severe AD in 10 countries, including the US. In Europe, the high-dose patch (15 cm2) for mild-to-moderately severe AD was launched in several markets in 2013. Exelon Patch total exposure is more than 3 million patient years. Exelon Patch is facing generic competition in Europe.

Ophthalmics
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	614	581	6	7	1 853	1 753	6	6
Other	16	14	14	13	50	47	6	8
Total Ophthalmics products	630	595	6	7	1 903	1 800	6	7

Lucentis (USD 614 million, +7% cc) saw volume growth driven by uptake in non-AMD indications (such as visual impairment due to diabetic macular edema; macular edema secondary to central and branch retinal vein occlusion; and choroidal neovascularization secondary to pathologic myopia). In addition, the Lucentis pre-filled syringe was successfully launched in all key European countries. Non-AMD indications contributed 42% of Lucentis sales in the third quarter, compared to 27% for the 2013 period. Emerging Growth Markets contributed 19% of Lucentis sales versus 16% last year. At the same time, Lucentis sales in the wet age-related macular degeneration indication, impacted by competition, are stabilizing in some markets. Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure, that has demonstrated significant efficacy with individualized dosing in its licensed indications and has a well-established safety profile supported by extensive clinical studies and real-world experience. Genentech/Roche holds the rights to Lucentis in the US.

Integrated Hospital Care
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	173	179	-3	-2	520	555	-6	-5
Myfortic	156	159	-2	-1	412	478	-14	-12
Zortress/Certican	86	66	30	34	242	186	30	33
Ilaris	56	31	81	78	145	82	77	76
Other	43	45	-4	-6	128	126	2	2
Total strategic franchise products	514	480	7	8	1 447	1 427	1	3
Everolimus stent drug	35	40	-13	-12	143	201	-29	-31
Established medicines	248	258	-4	-3	757	853	-11	-11
Total IHC products	797	778	2	3	2 347	2 481	-5	-5

Xolair is listed in the Primary Care franchise section.

Myfortic (USD 156 million, -1% cc), a transplantation medicine, has experienced a sales decline after the expected launch of generic competition in the US in early 2014, which was somewhat offset by the timing of tenders in Brazil.

Zortress/Certican (USD 86 million, +34% cc), available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to show strong growth in the third quarter. It is also approved in over 70 countries for liver transplant patients, in the EU, US, and many other countries worldwide. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 56 million, +78% cc) continued to grow as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome, for which it is approved in more than 60 countries. Additionally, Ilaris is approved for the treatment of active systemic juvenile idiopathic arthritis in the US, EU and other countries – an important growth driver for the product. Ilaris is also available for the symptomatic treatment of refractory acute gouty arthritis in the EU and is being developed for Hereditary Periodic Fever Syndromes.

Alcon
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 665	2 539	5	6	8 124	7 841	4	5
Operating income	381	251	52	59	1 232	1 060	16	24
As % of net sales	14.3	9.9			15.2	13.5
Core operating income	960	874	10	12	2 916	2 843	3	6
As % of net sales	36.0	34.4			35.9	36.3

Third quarter

Net sales
Alcon net sales were USD 2.7 billion (+5%, +6% cc) in the third quarter, led by strong growth in Surgical and moderate growth in Vision Care and Ophthalmic Pharmaceuticals. Emerging Growth Markets grew strongly (+15%, +18% cc), offset by soft growth in Japan.

Surgical performance (+8%, +10% cc) benefitted from strong sales of the Centurion phacoemulsification cataract platform and the LenSx femtosecond laser platform, with AcrySof intraocular lenses returning to growth. Ophthalmic Pharmaceuticals grew (+3%, +4% cc), driven by double-digit growth in Systane for dry eye, combination glaucoma product Azarga, and Ilevro, a non-steroidal anti-inflammatory, which offset a soft otic and allergy season in the US. Vision Care grew (+3%, +4% cc), mainly due to strong growth of Dailies Total1 and AirOptix Colors, offset by a decline in contact lens care solutions partly driven by a continued market shift to daily disposable lenses.

Regionally, Emerging Growth Markets delivered a strong performance, led by China (+21%, +22% cc), Russia (+13%, +25% cc) and India (+24%, +20% cc). Latin America delivered very robust growth (+18%, +21% cc), driven by Surgical and Ophthalmic Pharmaceuticals. North America (+2%, +3% cc) saw strong growth in Surgical, offset by softness in Ophthalmic Pharmaceuticals, primarily due to a market decline in seasonal allergy and otic products. Sales in Europe, the Middle East and Africa (+4%, +4% cc) were driven by strong Surgical performance, offset by softer performance in Vision Care. Japan sales were weaker (-3%, +2% cc) across franchises.

Operating income
Operating income increased 52% (+59% cc) to USD 381 million, driven by strong operating performance and the ending of integration charges in 2013. Adjustments to arrive at core operating income for the quarter amounted to USD 579 million, consisting of USD 516 million for the amortization of intangible assets related to integration, USD 16 million for restructuring costs including Group-wide rationalization of manufacturing sites, USD 29 million for an exceptional charge due to the recognition of the 2014 liability for the US Healthcare Fee (following final regulations issued by the IRS which advanced the timing of recording the liability), and other net costs of USD 18 million. Prior-year adjustments amounted to USD 623 million due to amortization, integration costs and impairment of intangible assets.

Core operating income advanced 10% (+12% cc) to USD 960 million, driven by higher sales and lower functional costs resulting from productivity programs. Core operating income margin in constant currencies increased by 1.9 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net increase of 1.6 percentage points to 36.0% of net sales.

Core gross margin declined by 1.0 percentage points (cc) as a percentage of net sales, driven by product mix, which was impacted by the continued rollout of surgical equipment and costs relating to increasing capacity for contact lens launches. Core R&D expenses decreased by 2.0 percentage points (cc) from the 2013 quarter, driven by continued prioritization as well as phasing. Core Marketing & Sales expenses showed an improvement of 1.1 percentage points (cc) compared to prior year, despite investments behind innovative product launches. Core General & Administration expenses improved 0.9 percentage points (cc), resulting from continued productivity efforts. Core Other Income and Expense, net increased by 1.1 percentage points (cc).

Nine months

Net sales
Alcon net sales grew 4% (+5% cc) to USD 8.1 billion in the first nine months. Surgical franchise sales advanced 6% (+7% cc), driven by strong sales of equipment, which was led by the launch of Centurion, continued growth of LenSx, and cataract and vitreoretinal disposables. Growth in Ophthalmic Pharmaceuticals (+2%, +4% cc) was driven by Systane, Ilevro, and fixed-dose combination products in glaucoma, offset by weak allergy and otic seasons in the US and Japan. Vision Care (+3%, +3% cc) benefitted from launches of innovative contact lenses, offset by declining contact lens care sales.

Regionally, Emerging Growth Markets drove strong sales growth, led by China (+21%, +21% cc), Russia (+12%, +26% cc), India (+6%, +12% cc) and Latin America (+8%, +16% cc),which saw double-digit growth in Surgical and Ophthalmic Pharmaceuticals across the region. North America (+3%) grew strongly in Surgical on the back of a successful Centurion launch, offset by softness in Ophthalmic Pharmaceuticals, primarily driven by a market decline in seasonal allergy and otic products. Europe, the Middle East and Africa (+4%, +2% cc) saw moderate Surgical and Ophthalmic Pharmaceuticals performance, offset by weaker performance in Vision Care. Japan sales were light (-3%, +3% cc) across franchises.

Operating income
Operating income increased 16% (+24% cc) to USD 1.2 billion, driven by operational performance as well as the ending of integration charges in 2013. Adjustments to arrive at core operating income amounted to USD 1.7 billion, which included USD 1.5 billion for the amortization of intangible assets, USD 61 million for restructuring costs including Group-wide rationalization of manufacturing sites, USD 29 million for the US Healthcare Fee exceptional charge and other net costs of USD 52 million.

Core operating income was USD 2.9 billion (+3%, +6% cc). Core operating income margin in constant currencies increased by 0.2 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 0.4 percentage points to 35.9% of net sales.

Core gross margin declined by 1.2 percentage points (cc) as a percentage of net sales driven by product mix, which was impacted by the continued rollout of surgical equipment and costs relating to increasing capacity for contact lens launches. Core R&D expenses decreased 0.9 percentage points (cc) from 2013. Core Marketing & Sales expenses declined 0.7 percentage points (cc) compared to prior year, despite investments behind innovative product launches. Core General & Administration expenses declined by 0.3 percentage points (cc), resulting from continued productivity initiatives. Core Other Income and Expense, net increased by 0.5 percentage points (cc).

Alcon product review

All comments below focus on third quarter movements.

Surgical
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	774	713	9	9	2 338	2 211	6	7
IOLs - Cataract	303	303	0	1	945	964	-2	0
Vitreoretinal products	155	146	6	8	457	431	6	8
Refractive/Other	68	60	13	15	212	198	7	8
Total	997	919	8	10	3 007	2 840	6	7

Global Surgical sales increased 8% (+10% cc) to USD 1.0 billion in the third quarter, driven by strong equipment sales, including the Centurion, LenSx, and pre-surgical diagnostic planning suite Verion, as well as cataract and vitreoretinal disposables. The cataract procedure market continued to experience moderate growth in the US, offset by continued expansion in Emerging Growth Markets. Sales of advanced technology IOLs (+1%, +3% cc) and monofocal IOLs experienced strong competitive pressures in US and Europe, marked by the recent introduction of competitors to the astigmatic (toric) IOL segment.

Ophthalmic Pharmaceuticals
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Glaucoma	337	321	5	7	988	950	4	6
Allergy/Otic/Nasal	172	206	-17	-16	709	766	-7	-6
Infection/Inflammation	267	247	8	9	787	756	4	6
Dry Eye/Other	242	216	12	14	703	653	8	10
Total	1 018	990	3	4	3 187	3 125	2	4

Global sales in Ophthalmic Pharmaceuticals totaled USD 1.0 billion (+3%, +4% cc) in the third quarter. In Glaucoma, growth was driven by the continued strong uptake of Simbrinza suspension eye drops in the US and the launch of Azorga suspension eye drops in Japan. Overall, sales of fixed-dose combination products, including DuoTrav solution, Azarga suspension and Simbrinza suspension, increased 25% (+27% cc), offsetting the impact of generic prostaglandin competition on Travatan in the US.

Otic and allergy sales, including Ciprodex and Pataday/Patanol products, declined due to a weak otic season in the US coupled with the continued impact of a weak allergy season in both the US and Japan. Within the Infection/Inflammation segment, sales growth was driven by Ilevro and Durezol but offset by weakness in Tobradex and Vigamox. Alcon continues to experience strong growth momentum in Dry Eye, led by the Systane eye drops and ointments product family (+30%, +33% cc).

The launch of Jetrea progressed in the quarter based on continued regulatory approvals in Latin America and Asia and granting of reimbursement in Spain. Jetrea is the first and only pharmacological treatment for vitreomacular traction including when associated with macular hole.

Vision Care
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	Cc
Contact lenses	493	456	8	8	1 442	1 357	6	6
Contact lens care	157	174	-10	-8	488	519	-6	-5
Total	650	630	3	4	1 930	1 876	3	3

Vision Care global product sales increased 3% (+4% cc) to USD 650 million in the third quarter, benefitting from strong contact lens performance (+8%, +8% cc) with the continued rollout of Dailies Total1, AirOptix Colors, Dailies Aqua Comfort Plus (DACP) Toric, and DACP Multifocal. Sales of contact lens solutions (-10%, -8% cc) declined, driven by the market shift to daily disposable lenses as well as competitive pressure in the US.

Sandoz
	Q3 2014	Q3 2013	% change		9M 2014	9M 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 401	2 273	6	7	7 050	6 748	4	5
Operating income	272	242	12	17	798	752	6	14
As % of net sales	11.3	10.6			11.3	11.1
Core operating income	417	377	11	14	1 155	1 168	-1	3
As % of net sales	17.4	16.6			16.4	17.3

Third quarter

Net sales
Sandoz net sales increased 6% (+7% cc) to USD 2.4 billion in the third quarter. Volume growth of 14 percentage points more than compensated for 7 percentage points of price erosion.

US retail generics and biosimilars sales grew 21% to USD 803 million, driven by the launch of the generic version of Diovan monotherapy, as well as by increasing sales of biosimilar and oncology injectable products, which was partly offset by the effect of customer consolidation. Western Europe (excluding Germany) retail generics and biosimilars sales growth of 4% (cc) was driven by strong double-digit growth in the UK and Nordics, while Germany (-4% cc) posted a small decline. Japan continued to show double-digit growth (+11% cc). Emerging markets grew, led by Asia (excluding Japan) (+9% cc) and Central and Eastern Europe (+7% cc).

Sandoz continued to strengthen its leading global position in biosimilars (USD 137 million, +30% cc), with double-digit sales growth driven by strong momentum in its three in-market products – Omnitrope (human growth hormone), Binocrit (epoetin alfa), and Zarzio (filgrastim) – each of which is the leading biosimilar in its respective market segment.

Operating income
Sandoz operating income increased 12% (+17% cc) to USD 272 million. Adjustments to arrive at core operating income for the quarter amounted to a net expense of USD 145 million, including amortization of intangible assets of USD 98 million, impairment charges of USD 27 million and USD 18 million for an exceptional charge due to the recognition of the 2014 liability for the US Healthcare Fee (following final regulations issued by the IRS which advanced the timing of recording the liability).

Core operating income increased 11% (+14% cc) to USD 417 million, mainly from high margin sales of the generic version of Diovan monotherapy. Core operating income margin in constant currencies increased 1.1 percentage points, while currency had a negative impact of 0.3 percentage points, resulting in a net increase of 0.8 percentage points to 17.4% of net sales.

Core gross margin increased by 1.6 percentage points (cc) as a percentage of net sales in the quarter, driven by high-margin sales and productivity improvements, partially offset by continued price erosion. Core Marketing & Sales expenses as a percentage of net sales decreased by 0.2 percentage points (cc), as ongoing investments into biosimilars and strongly growing businesses in emerging markets were offset by higher sales in this quarter. Core R&D expenses increased by 0.1 percentage points (cc). Core General & Administration expenses decreased by 0.3 percentage points (cc). Core Other Income and Expense, net decreased the margin by 0.9 percentage points (cc), mainly due to favorable exceptional items in the prior year.

Nine months

Net sales
Net sales increased by 4% (+5% cc) to USD 7.1 billion in the first nine months, as volume growth of 13 percentage points more than offset 8 percentage points of price erosion. Performance was driven by strong retail generics and biosimilars sales growth in Asia (excluding Japan) (+14% cc), the US (+11% cc) and Latin America (+8% cc). Western Europe (excluding Germany) (+5% cc) and Central and Eastern Europe (+5% cc) grew at a mid-single digit rate, while Germany (-2% cc) posted a small decline. Biosimilars grew 25% (cc) to reach USD 382 million globally in the first nine months of the year.

Operating income
Operating income increased by 6% (+14% cc) to USD 798 million. Adjustments to arrive at core operating income amounted to a net expense of USD 357 million, mainly due to USD 304 million for the amortization of intangible assets, impairment charges of USD 29 million and USD 18 million for the US Healthcare Fee exceptional charge.

Core operating income was USD 1.2 billion (-1%, +3% cc), impacted by high price erosion, including the effect of customer consolidation in the US. Core operating income margin in constant currencies decreased by 0.3 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 0.9 percentage points to a core operating income margin of 16.4% of net sales.

Core gross margin decreased by 0.5 percentage points (cc) as a percentage of net sales in the first nine months, as high price erosion was only partially compensated by favorable sales mix and productivity programs. Functional costs remained relatively stable compared to 2013, with core Marketing & Sales expenses up by 0.2 percentage points (cc), core R&D expenses down by 0.1 percentage points (cc), and core General & Administration expenses down by 0.1 percentage point (cc). Core Other Income and Expense, net improved by 0.2 percentage points (cc).

DISCONTINUING OPERATIONS1

Vaccines2
			excl. Diagnostics3			Reported			excl. Diagnostics3			Reported
	Q3 2014	4	Q3 2013	% change		Q3 2013	9M 2014	4	9M 2013	% change		9M 2013
	USD m		USD m	USD	cc	USD m	USD m		USD m	USD	cc	USD m
Net sales	588		452	30	31	594	1 043		919	13	13	1 332
Operating loss/income	69		-26	nm	nm	24	532	5	-381	nm	nm	-237
As % of net sales	11.7		-5.8			4.0	51.0	5	-41.5			-17.8
Core operating loss/income	71		14	nm	nm		-284		-250	-14	-15
As % of net sales	12.1		3.1				-27.2		-27.2

All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results restated for this impact. All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date.

Third quarter

Net sales
Net sales increased 30% (+31% cc) to USD 588 million for the third quarter compared to USD 452 million in the prior-year period. The increase was mainly driven by influenza, with approximately 47 million doses shipped globally in the third quarter, compared to 22.5 million doses in the same period last year. Sales of recently launched Bexsero, with a quarter of a million doses shipped in the third quarter, also contributed to performance. Travel vaccines delivered double-digit growth (cc).

Operating income
Operating income was USD 69 million for the third quarter compared to a loss of USD 26 million in the prior-year period. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date had a positive impact of USD 79 million for the quarter, comprising USD 37 million for depreciation and USD 42 million for amortization.

Adjustments to arrive at core operating income amounted to USD 2 million, compared to adjustments of USD 40 million in the prior-year period, fully due to amortization charges.

Core operating income for the third quarter was USD 71 million compared to USD 14 million for the prior-year period. The increase in core operating income was mainly driven by the increase in sales and the cessation of depreciation, partially offset by increased costs mainly for enrollment in two large Phase III quadrivalent influenza (QIV) vaccine studies.

First nine months

Net sales
Net sales increased 13% (+13% cc) to USD 1,043 million for the first nine months compared to USD 919 million for the same period in 2013. Demand continued to be solid across the product portfolio, particularly in the Meningitis franchise with the recently launched Bexsero. Influenza also contributed to performance, with approximately 59 million doses shipped globally in the first nine months, compared to 36 million doses in the same period last year.

1 Despite the IFRS required presentation of discontinuing versus continuing operations, until the transactions announced on April 22 are closed, Novartis remains fully committed to all Group activities, and will continue to manage and report performance on a total Group basis.
2 All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results being restated for this impact.
3 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 81.
4 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date.
5 Includes the USD 880 million pre-tax divestment of the blood transfusion diagnostics unit.

Operating income
Operating income was USD 532 million for the first nine months compared to a loss of USD 381 million in the prior-year period, driven by the USD 880 million exceptional gain from the divestment of the blood transfusion diagnostics business to Grifols S.A. The cessation of depreciation and amortization had a positive impact of USD 131 million for the first nine months, comprising USD 60 million for depreciation and USD 71 million for amortization.

Adjustments to arrive at core operating loss amounted to USD 816 million, driven mainly by the exceptional divestment gain. Prior-year adjustments amounted to USD 131 million, mainly due to amortization.

Core operating loss was USD 284 million in the first nine months compared to USD 250 million in the prior-year period. The change was mainly due to increased costs for enrollment in two large Phase III QIV studies, mostly offset by the cessation of depreciation.

Consumer Health
	Q3 2014	1	Q3 2013	% change		9M 2014	1	9M 2013	% change
	USD m		USD m	USD	cc	USD m		USD m	USD	cc
Net sales	1 125		1 039	8	9	3 215		3 030	6	7
Operating income	169		90	88	99	298		130	129	160
As % of net sales	15.0		8.7			9.3		4.3
Core operating income	180		110	64	74	337		238	42	59
As % of net sales	16.0		10.6			10.5		7.9

Third quarter

Net sales
Consumer Health, which comprises OTC and Animal Health, saw sales increase 8% (+9% cc) to USD 1.1 billion in the third quarter, driven by strong OTC momentum.

OTC delivered double-digit sales growth (cc) in the quarter. Our portfolio of global brands and product re-launches drove strong results across most key markets despite a softer summer season in the third quarter versus the prior-year period. Voltaren (+29% cc), the seventh-largest global over-the-counter brand, continued to deliver strong growth in markets such as Europe, where it is significantly outperforming the total analgesic segment and is the leading pain-relief brand. Western Europe delivered double-digit growth (cc), led by Germany and Spain. North America delivered double-digit growth driven by US re-launches of Theraflu and Excedrin PM, as well as the new launch of Excedrin Mild Headache. Emerging Growth Markets continued to grow double-digit (cc), including China, Brazil and Poland.

Animal Health delivered mid-single digit sales growth (cc) in the third quarter on a global basis, with high-single digit growth in North America, its largest market. Sentinel, a companion animal parasiticide product, which was re-launched in North America in the second quarter last year, showed double-digit sales growth and continued to gain market share. In Europe, the business delivered double-digit growth, led by strong performance of Milbemax, the number one de-wormer for cats and dogs. Key companion animal products such as Deramaxx and Onsior, both non-steroidal anti-inflammatory drugs, as well as Clik and Zolvix in the farm animal category, delivered strong growth in the quarter. Growth in Emerging Growth Markets was led by Russia, China and Thailand.

Operating income
Operating income amounted to USD 169 million compared to USD 90 million in the prior-year quarter, primarily driven by higher gross margin from incremental sales of Voltaren and successful re-launches. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date had a positive impact of USD 27 million for the quarter, comprising USD 13 million for depreciation and USD 14 million for amortization. Adjustments to arrive at core operating income for the quarter amounted to USD 11 million, due to integration costs and restructuring expenses. Prior-year adjustments amounted to USD 20 million, mainly consisting of the amortization of intangible assets.

Core operating income increased 64% (+74% cc) to USD 180 million. Core operating income margin in constant currencies increased by 6.3 percentage points. Currency had a negative impact of 0.9 percentage points, resulting in a net increase of 5.4 percentage points to 16.0% of net sales, demonstrating strong leverage.

Product mix, higher volumes at the Lincoln manufacturing facility and the cessation of depreciation of fixed assets generated a core gross margin increase of 2.0 percentage points (cc) as a percentage of net sales. Core Marketing & Sales expenses decreased by 2.9 percentage points (cc), core R&D expenses decreased by 1.0 percentage points (cc) and core General & Administration expenses decreased by 0.8 percentage points (cc), all largely due to operating leverage as sales continued to grow dynamically. Core Other Income and Expense, net had a negative margin effect of 0.4 percentage points (cc).

1 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date.

Nine months

Net sales
Consumer Health net sales increased 6% (+7% cc) to USD 3.2 billion in the first nine months, driven by strong performance of key global brands and product re-launches in both OTC and Animal Health.

OTC delivered high single-digit sales growth (cc) in the first nine months, as the business cycled over the 2013 re-launch of Excedrin Extra Strength in the US. Growth was driven by the strong performance of several global brands and product re-launches, which more than offset the impact of a soft cough and cold season earlier in the year. Voltaren continued to deliver double-digit sales growth (+23% cc) following successful launches in Europe of the 12-hour formulation. Theraflu sales grew double-digit driven by a strong re-launch in the US and dynamic share growth in other key markets. Emerging Growth Markets delivered broad-based, double-digit growth (cc), including China, Brazil and Poland.

Animal Health delivered mid-single digit sales growth (cc), with double-digit growth in North America, driven by continued growth momentum in Sentinel since its re-launch in April 2013. Europe saw mid-single digit growth (cc), with other regions in line with prior year. Key products such as Deramaxx and Onsior in the companion animal category, as well as Clik and Zolvix in the farm animal category, delivered strong double-digit growth compared to the same period last year. Growth in Emerging Growth Markets was led by Russia, China and Thailand.

Operating income
Operating income amounted to USD 298 million compared to USD 130 million in the prior-year period, driven by higher gross margin from incremental sales and lower Lincoln plant remediation and restructuring expenses. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date had a positive impact of USD 45 million for the first nine months, comprising USD 21 million for depreciation and USD 24 million for amortization. Adjustments to arrive at core operating income for the first nine months amounted to USD 39 million, consisting mainly of the amortization of intangible assets, integration costs and restructuring expenses. Prior-year adjustments amounted to USD 108 million, consisting mainly of Lincoln plant remediation and restructuring expenses as well as the amortization of intangible assets.

Core operating income increased 42% (+59% cc) to USD 337 million. Core operating income margin in constant currencies increased by 3.8 percentage points. Currency had a negative impact of 1.2 percentage points, resulting in a net increase of 2.6 percentage points to 10.5% of net sales.

Product mix, lower current-year costs at the Lincoln manufacturing facility and the cessation of depreciation of fixed assets generated a core gross margin increase of 2.5 percentage points (cc) as a percentage of net sales. Core Marketing & Sales expenses decreased by 2.5 percentage points (cc), driving operating leverage as sales continued to grow. Core R&D expenses decreased by 0.2 percentage points (cc). Core General & Administration expenses decreased by 0.3 percentage points (cc). Core Other Income and Expense, net had a negative margin effect of 1.7 percentage points (cc) largely driven by income from divestments of smaller non-core brands in the prior year.

Consolidated financial statements reflecting the portfolio transformation

Following the transactions announcement on April 22, in order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data for the current and prior year into “discontinuing” and “continuing” operations.

Discontinuing operations include the Animal Health Division, the OTC Division, and all of the Vaccines Division except for certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities.

Discontinuing operations also include the gain on the divestment of the blood transfusion diagnostics unit, completed on January 9, 2014, and related prior-year results for this activity. Due to this divestment, the 2013 Novartis Group and Vaccines divisional data contained within this release excludes the results of the blood transfusion diagnostics unit, to help illustrate performance on a comparable basis.

As required by IFRS, 2014 results exclude from the announcement date any further depreciation and amortization related to discontinuing operations.

Despite the IFRS required presentation of discontinuing versus continuing operations, until the transactions announced on April 22 are closed, Novartis remains fully committed to all Group activities, and will continue to manage and report performance on a total Group basis.

Continuing operations comprise all other activities of the Novartis Group, including the Pharmaceuticals, Alcon and Sandoz Divisions and the retained Corporate activities.

Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time.

Details of the split of the Group’s consolidated income statement into discontinuing and continuing operations for all quarters of 2013 and for the first quarter of 2014 can be found on our website at http://www.novartis.com/downloads/investors/financial-results/quarterly-results/q2-2014-required-changes.pdf.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Third quarter
Cash flow from Group total operating activities in the third quarter amounted to USD 4.0 billion compared to USD 4.4 billion in the prior-year period. The decrease was due to higher payments out of provisions and higher working capital requirements, in particular related to trade receivables, mainly from higher vaccines sales, and payables which more than offset the impact from the increase of Group total operating income and the favorable timing of tax payments. Of the Group total, continuing operations contributed USD 4.0 billion compared to USD 4.3 billion in the prior-year period.

The cash inflow for Group total investing activities was USD 0.1 billion compared to an outflow of USD 0.8 billion in 2013. After excluding the USD 0.2 billion of cash outflow related to the investing activities of discontinuing operations, the investing activities cash inflow for continuing operations was USD 0.3 billion compared to an outflow of USD 0.7 billion in the prior year period, mainly on account of the proceeds from the sale of the Idenix shareholding of USD 0.8 billion (pre-tax) as well as proceeds from the sale of other financial and non-current assets of USD 0.3 billion. The outflow for investments in property, plant and equipment was USD 0.7 billion, compared to USD 0.8 billion in the prior year period. Proceeds from property, plant and equipment disposals amounted to USD 0.2 billion in the period compared to USD 0.1 billion in the prior-year period. Investments in intangible and other non-current assets was USD 0.3 billion compared to USD 0.1 billion in the prior year period.

The Group total cash flow used in financing activities amounted to USD 1.1 billion compared to USD 1.4 billion in the prior-year period, mainly due to outflows related to treasury share transactions which decreased by USD 0.2 billion to USD 0.8 billion and lower net repayment of current and non-current financial debt by USD 0.1 billion.

Free cash flow of the total Group in the third quarter of 2014 decreased by USD 0.4 billion to USD 3.2 billion compared to USD 3.6 billion in the prior-year period (or a decrease of USD 0.3 billion from USD 3.5 billion in the prior-year period when excluding the 2013 free cash flow from the divested blood transfusion diagnostics unit), as higher operating income was more than offset by a negative currency impact and higher accounts receivable as well as payments for legal settlements and restructuring.

Nine months
Cash flow from Group total operating activities in the nine months of 2014 amounted to USD 8.7 billion, in line with the prior-year period as the impact from higher Group total operating income was mainly offset by higher payments out of provisions and higher working capital requirements driven by higher vaccines receivables. Of the Group total, continuing operations contributed USD 9.2 billion compared to USD 8.7 billion in the prior-year period and discontinuing operations recorded a cash outflow for operating activities of USD 0.5 billion compared to an inflow of USD 0.1 billion in the prior-year period.

The Group total investing activities resulted in an inflow of USD 1.8 billion compared to an outflow of USD 0.7 billion in 2013. After excluding the USD 1.0 billion cash inflow related to the investing activities of the discontinuing operations, principally due to the net proceeds of USD 1.2 billion related to the divestment of the blood transfusion diagnostics unit, the cash inflow arising from the investing activities of the continuing operations increased by USD 1.4 billion to USD 0.8 billion. This is principally due to USD 0.8 billion (pre-tax) related to the sale of Idenix shareholding as well as proceeds from the sale of other financial and non-current assets of USD 0.7 billion. The outflow for investments in property, plant and equipment was USD 1.8 billion, compared to USD 1.9 billion in the prior year period. Proceeds from property, plant and equipment disposals amounted to USD 0.4 billion in the period compared to USD 0.3 billion in the prior year period. Investments in intangible and other non-current assets was USD 0.8 billion compared to USD 0.4 billion in the prior year period.

The Group total cash flow used in financing activities amounted to USD 7.4 billion compared to USD 7.3 billion in 2013, mainly on account of the dividend payment of USD 6.8 billion, net treasury shares purchases amounting to USD 2.6 billion and the net increase in financial debt of USD 2.2 billion, principally due to the issuance of two bonds totaling USD 4.0 billion. In the prior-year period, the dividend payment amounted to USD 6.1 billion and financial debt decreased by a net amount of USD 0. 6 billion while net treasury share transactions resulted in an outflow of USD 0.5 billion.

Free cash flow of the total Group in the nine months of 2014 decreased by USD 0.3 billion to USD 6.3 billion compared to USD 6.6 billion in the prior year period (or a decrease of USD 0.2 billion from USD 6.5 billion in the prior-year period when excluding the 2013 free cash flow from the divested blood transfusion diagnostics unit), as higher operating income was more than offset by a negative currency impact, higher net working capital, investments in intangible assets (including Fovista and Google “smart lens” technology) and payments for legal settlements and restructuring. The free cash flow from continuing operations increased by USD 0.3 billion compared to the prior-year period to USD 7.0 billion mainly due to higher cash from operating activities partially offset by higher investments, mainly in intangible assets.

Balance sheet

Assets
There has been a significant reclassification of assets as a result of the portfolio transformation announced on April 22, 2014. Total non-current assets of USD 88.6 billion at September 30, 2014 decreased by USD 7.1 billion mainly as a result of the assets transferred to discontinuing operations. Total current assets increased by USD 6.2 billion to USD 36.8 billion at September 30, 2014, also mainly due to the reclassification mentioned above.

On a comparable basis, non-current assets decreased by USD 1.8 billion from USD 95.7 billion at December 31, 2013 to USD 93.9 billion at September 30, 2014. The reduction was mainly due to the amortization and impairment of intangible assets including goodwill of USD 2.2 billion. This was partially offset by an increase in financial and other non-current assets of USD 0.4 billion. Over the same period, inventory and trade receivables increased by USD 0.5 billion and USD 0.3 billion respectively. Other current assets decreased by USD 0.4 billion to USD 3.0 billion at September 30, 2014.

The Group has approximately an equivalent USD 0.3 billion of cash in Venezuela in local currency, which is only slowly being approved for remittance outside of the country. As a result, the Group is exposed to a potential devaluation loss in the income statement on its total intercompany balances with its subsidiaries in Venezuela, which at September 30, 2014 amounted to USD 0.4 billion. The Group continues to use for the consolidation of the financial statements of its Venezuelan subsidiaries the official exchange rate of VEF 6.3/USD, which is applied for health and food imports as published by the Centro Nacional de Comercio Exterior (CENCOEX, former CADIVI).

Financial debt
Total short- and long-term financial debt, including derivatives, amounted to USD 19.6 billion at September 30, 2014 compared to USD 18.0 billion at December 31, 2013. Long-term debt increased by USD 1.4 billion to USD 12.7 billion at September 30, 2014, due to the issuance of two tranches of bonds and additional long-term debt totaling USD 4.3 billion and a reclassification to short-term debt of bonds totaling USD 2.9 billion which mature within 12 months. Short-term borrowings increased slightly from USD 6.8 billion at December 31, 2013 to USD 6.9 billion mainly as a result of the reclassification of the short-term portion of two bonds totaling USD 2.9 billion which mature within 12 months offset by the repayment of a USD 2.0 billion bond and a USD 0.6 billion long-term loan which matured in the third quarter of 2014.

Liabilities
Trade payables decreased by USD 1.6 billion to USD 4.5 billion at September 30, 2014, partially due to the reclassification of USD 0.6 billion to discontinuing operations. Other current liabilities decreased by USD 0.8 billion to USD 12.6 billion while other non-current liabilities increased by USD 0.5 billion to USD 14.7 billion at September 30, 2014.

Group equity
The Group’s equity decreased by USD 3.0 billion to USD 71.4 billion at September 30, 2014 as net income of USD 8.8 billion was more than offset by the dividend payment for 2013 of USD 6.8 billion and net purchases of treasury shares of USD 2.6 billion. Net actuarial losses and adverse currency movements further impacted the Group’s equity by USD 1.1 billion and USD 1.3 billion respectively.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 10.4 billion at September 30, 2014, compared to USD 9.2 billion at December 31, 2013, and net debt increased over the same period by USD 0.4 billion to USD 9.2 billion. The debt/equity ratio increased to 0.27:1 at September 30, 2014 compared to 0.24:1 at December 31, 2013.

INNOVATION REVIEW

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development, including 141 in Pharmaceuticals.

Key developments in the third quarter of 2014 include:

New approvals and positive opinions

•
In October, an FDA Advisory Committee unanimously recommended approval for AIN457 (secukinumab) based on one of the largest Phase III programs in moderate-to-severe plaque psoriasis completed to date, which involved more than 3,300 patients in over 35 countries.

•
The Committee for Medicinal Products for Human Use of the European Medicines Agency adopted a positive opinion for Signifor (pasireotide) long-acting release (LAR) formulation to treat adult patients with acromegaly for whom surgery is not an option or has not been curative and who are inadequately controlled on treatment with a first-generation somatostatin analogue (SSA). The CHMP recommendation was based on two multicenter Phase III studies which showed pasireotide LAR formulation to have superior efficacy in providing biochemical control, as measured by both Growth Hormone and insulin-like growth factor-1 levels, compared to a first-generation SSA.

•
The FDA granted Breakthrough Therapy status to CTL019, an investigational chimeric antigen receptor T cell (CART) therapy for the treatment of pediatric and adult patients with relapsed/refractory acute lymphoblastic leukemia (r/r ALL). The Breakthrough Therapy filing was submitted by the University of Pennsylvania’s Perelman School of Medicine, which has an exclusive global agreement with Novartis to research, develop and commercialize personalized CART cell therapies for the treatment of cancers.

•
The European Commission approved an update to the Lucentis label. The European label was updated to harmonize the administration instructions for Lucentis across all indications in line with the available clinical evidence, relevant guidelines and treatment recommendations as well as clinical practice. The updated label recommends a personalized treatment approach with flexible monitoring and retreatment schedules based on disease activity and prior response to Lucentis injections and was based on the evidence that retreatment need is variable across patients and that monthly monitoring may not be necessary for all. This personalized treatment approach with flexibility and tailoring of monitoring and retreatment means “treat and extend” regimens, in addition to the previously approved regimen, are now approved options for clinicians seeking to optimize patient outcomes.

•
Health Canada approved the use of Xolair (omalizumab) as a treatment of adults and adolescents (12 years of age and above) with chronic idiopathic urticaria (CIU) who remain symptomatic despite H1-antihistamine treatment. The approved doses are 150 mg and 300 mg by subcutaneous injection every four weeks.

•	Alcon received EU approval for Simbrinza, a new Brinzolamide/Brimonidine tartrate ophthalmic suspension 1%/0.2% fixed combination product for the lowering of intraocular pressure in glaucoma patients.

•	Alcon received approval for LenSx laser for cataract surgery use in Japan.

•	Alcon received approval for AOSEPT Plus with Hydraglyde, a new contact lens care solution in the EU.

Regulatory submissions and filings

•	A regulatory application was submitted to the FDA for LDE225 (sonidegib) in advanced basal cell carcinoma. The EU application was submitted in the second quarter.

•
A regulatory application was submitted in Japan for LBH589 (panobinostat) in multiple myeloma. In October, the FDA announced it will hold an Oncologic Drugs Advisory Committee (ODAC) meeting to review the LBH589 NDA on November 6, 2014. The FDA granted LBH589 priority review status in the second quarter, following submission in the first quarter. The EU application was submitted in the second quarter and additional global regulatory filings are underway.

•
The FDA accepted Sandoz’s biosimilar application for filgrastim, which was filed under the new biosimilar pathway created in the Biologics Price Competition and Innovation Act of 2009. Sandoz was the first company to announce a biologic filing under this pathway.

Results from ongoing trials and other highlights

•
Results from the PARADIGM-HF study presented at the European Society of Cardiologists (ESC) Congress showed that LCZ696 reduced the risk of death from cardiovascular causes by 20% (p=0.00004), reduced heart failure hospitalizations by 21% (p=0.00004) and reduced the risk of all-cause mortality by 16% (p=0.0005) versus ACE-inhibitor enalapril in patients with heart failure with reduced ejection fraction. Overall there was a 20% risk reduction on the primary endpoint, a composite measure of CV death or heart failure hospitalization (p=0.0000002). The magnitude of benefit with LCZ696 was highly statistically significant and clinically important, was seen early, and was sustained and consistent across subgroups.

•
Two pivotal Phase III studies (FUTURE 1 and FUTURE 2) of AIN457 (secukinumab) in psoriatic arthritis (PsA) met primary and key secondary endpoints. Endpoints included improving signs and symptoms of PsA, including improving peripheral joint disease and preventing joint damage versus placebo, while delivering clear or almost clear skin (PASI 90).

•
In October, Novartis announced two pivotal Phase III studies (MEASURE 1 and MEASURE 2) of AIN457 (secukinumab) in patients with ankylosing spondylitis (AS) met primary and key secondary endpoints. Key endpoints included improvements in signs and symptoms of the disease versus placebo and associated improvements in physical function and quality of life. Detailed results of the studies will be presented at an upcoming medical congress.

•
In October, Novartis presented new analyses of Phase III data showing consistent efficacy in clearing psoriasis skin with AIN457 (secukinumab) regardless of how bad patients’ disease is at start of treatment. The data, which was presented at the European Association of Dermatology and Venereology (EADV) Congress, also showed significant positive responses to secukinumab were seen in patients with severe psoriasis at start of treatment.

•
An analysis of three Phase III trials, also presented at the EADV Congress, showed that Xolair (omalizumab) reduced symptoms and improved health-related quality of life for patients with chronic spontaneous urticaria (CSU).

•
New data presented at the annual European Society of Medical Oncology (ESMO) Congress in September showed that patients with ALK+ non-small cell lung cancer (NSCLC) lived an average of more than 18 months without their cancer progressing when taking Zykadia (ceritinib) as their first ALK inhibitor. Overall, data confirmed Zykadia continues to demonstrate efficacy in ALK+ NSCLC patients regardless of whether or not they received previous treatment with an ALK inhibitor. In addition, patients who entered the study with brain metastases experienced similar results following treatment with Zykadia.

•
Novartis announced it has entered into a clinical collaboration with Bristol-Myers Squibb (BMS) to evaluate Zykadia, INC280 and EGF816 in combination with BMS’s investigational immunotherapy Opdivo® (nivolumab) in Phase I/II trials in non-small cell lung cancer (NSCLC).

•
Final overall survival (OS) results from the pivotal RADIANT-3 (RAD001 In Advanced Neuroendocrine Tumors) trial of Afinitor in advanced pancreatic neuroendocrine tumor (pNET) showed that Afinitor plus best supportive care (BSC) led to an unprecedented median overall survival of 44 months compared to 37.7 months with placebo plus BSC, which represents a clinically meaningful but not statistically significant improvement. Afinitor is the first treatment for advanced pNET to provide median OS of more than 3.5 years. The results were presented at the 2014 ESMO Congress and will be submitted to health authorities for inclusion in the Afinitor prescribing information.

•
New data presented at the Joint ACTRIMS-ECTRIMS confirmed the association between the rate of brain shrinkage and increased risk of long-term disability progression in patients with MS. The analysis showed that 24.2% of patients who had the highest rate of brain shrinkage at 2 years had confirmed six-month disability progression at four years, compared to 15.4% of patients with the lowest rate of brain shrinkage (p=0.018).

•	A separate analysis from the long-term follow-up extension study LONGTERMS, showed that the rate of brain shrinkage in patients treated with Gilenya remained similar throughout the six-year period.

•
Additional data at ECTRIMS confirmed high efficacy of Gilenya in achieving ‘no evidence of disease activity’ (NEDA) based on four key measures of MS – relapses, MRI lesions, brain shrinkage (brain volume loss) and disability progression. Patients taking Gilenya had a more than four-times greater likelihood of achieving NEDA across these four key measures (odds ratio 4.41; 95% CI 3.03-6.42; p<0.0001).

•
New data presented at the European Respiratory Society Congress demonstrated that once-daily Ultibro Breezhaler (indacaterol/glycopyrronium bromide) was superior in reducing exacerbations (flare-ups) and improving lung function compared to twice-daily Seretide® Accuhaler®1 (salmeterol/fluticasone (SFC)), in patients with moderate-to-severe COPD. The LANTERN study2 showed Ultibro Breezhaler significantly reduced the rate of moderate-to-severe exacerbations by 31% compared to SFC, in moderate-to-severe COPD patients with a history of one exacerbation or none in the previous year.3 In addition, Ultibro Breezhaler patients had significantly increased lung function as compared to SFC after 26 weeks of treatment. The safety profile of Ultibro Breezhaler was comparable to SFC.2 The primary objective of the study was to demonstrate the non-inferiority of Ultibro Breezhaler 110/50 mcg to SFC 50/500 mcg in terms of lung function (trough FEV1) after 26 weeks of treatment in patients with stable moderate-to-severe COPD, with a history of one exacerbation or none in the previous year.1 Ultibro Breezhaler demonstrated non-inferiority and additionally showed superior efficacy versus SFC for the primary objective. In this study, exacerbations were a pre-specified exploratory endpoint.

•
In October, Novartis and the University of Pennsylvania’s Perelman School of Medicine (Penn) announced preliminary results from two pilot clinical trials published in The New England Journal of Medicine (NEJM) evaluating the efficacy and safety of CTL019 in patients with relapsed/refractory acute lymphoblastic leukemia (r/r ALL). The studies demonstrated that 27 of 30 pediatric and adults patients, or 90%, experienced complete remissions with the investigational CART therapy CTL019. These data build on earlier research findings and are part of two pilot clinical studies that demonstrated sustained remissions of up to two years in pediatric and adult patients with r/r ALL. These interim results served as the basis for CTL019’s FDA Breakthrough Therapy designation received in July 2014.

1 Seretide® Summary of Product Characteristics [Online] available at: https://www.medicines.org.uk/emc/medicine/2317/SPC/Seretide+100,+250,+500+Accuhaler [Accessed August 1, 2014]
2 The LANTERN study used Seretide® (salmeterol/fluticasone) 50/500 mcg, which is indicated in the UK for the symptomatic treatment of patients with COPD, with a FEV1 <60% predicted normal (prebronchodilator) and a history of repeated exacerbations, who have significant symptoms despite regular bronchodilator therapy2. The patient population in the LANTERN study was stable moderate-to-severe COPD patients with a history of one exacerbation or none in the previous year. Seretide® is also known as Advair®, and Accuhaler® is also known as Diskus®. Seretide®, Advair®, Diskus® and Accuhaler® are registered trademarks of the GlaxoSmithKline group of companies.
3 Zhong N et al. Efficacy and safety of once-daily QVA149 compared with twice-daily salmeterol/fluticasone combination (SFC) in patients with COPD: the LANTERN study. [ERS abstract 700090; Session 281; Date: September 8 2014 Time: 12:50-14:40].

•
Data from a Phase III trial of the investigational compound LBH589 (panobinostat), a pan-DAC inhibitor, were published in Lancet Oncology. Results showed that LBH589 offers a four month increase in median progression-free survival when used in combination with bortezomib and dexamethasone compared to placebo plus the same combination for patients with relapsed or relapsed and refractory multiple myeloma.

•
In the UK, NICE reversed its 2010 decision and now recommends the use of Gleevec/Glivec for the adjuvant treatment of KIT+ gastrointestinal stromal tumors (GIST) in eligible adult patients who have a high risk of relapse.

•
In a Phase II study, Alcon’s RTH258 (formerly known as ESBA1008) 6.0 mg exhibited a dose-dependent effect on central subfield thickness (CSFT) reduction, best corrected visual acuity (BCVA) gain, and durability of action in patients with neovascular age-related macular degeneration (nAMD) compared to ranibizumab 0.5mg and appeared equally safe. Therefore, it could address significant unmet need in the treatment of nAMD. Phase III planning is underway in larger patient populations.

Q3 2014 selected approvals: US, Europe and Japan

Product	Active ingredient	Indication	Approval date
Simbrinza	brinzolamide 10mg/mL and brimonidine tartrate 2mg/mL	Elevated intraocular pressure in adult patients with open-angle glaucoma or ocular hypertension	EU – July 2014

Selected projects awaiting regulatory decisions

Completed submissions
Product	Indication	US	EU	Japan	News update
AIN457 (secukinumab)	Psoriasis	Q4 2013	Q4 2013	Q4 2013
- On track for decisions in US and EU in late 2014 or early 2015, following submissions in Oct. 2013; FDA Advisory Committee Meeting Oct. 20, 2014 unanimously recommended approval
- Swissmedic decision expected Q1 2015 following submission in Nov. 2013
- Japan decision expected Q4 2014 (submitted Dec. 2013 including psoriasis and psoriatic arthritis)
- Total country submissions to date: 15

Zykadia (LDK378)	ALK+ non-small cell lung cancer	Approved	Q1 2014
LBH589	Multiple myeloma	Q1 2014	Q2 2014	Q3 2014	- Global filings underway FDA Oncologic Drugs Advisory Committee meeting scheduled for Nov. 6, 2014; Orphan drug designation in Japan
Seebri Breezhaler (NVA237)	Chronic obstructive pulmonary disease (COPD)		Approved	Approved	- US submission expected in Q4 2014
Ultibro Breezhaler (QVA149)	COPD		Approved	Approved	- US submission expected in Q4 2014
Signifor LAR	Acromegaly	Q4 2013	Q4 2013		- Positive CHMP opinion Sep. 2014
LDE225 (sonidegib)	Advanced basal cell carcinoma	Q3 2014	Q2 2014		- US application submitted Sep. 2014
Jakavi	Polycythemia Vera	Q2 20141	Q2 2014	Q3 2014
Exjade FCT	Iron overload	Q2 2014

1 Jakafi sNDA submitted by Incyte Corporation in Q2 2014.

Selected Pharmaceuticals pipeline projects

Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
Afinitor/Votubia	HER2+ breast cancer 1st line	2014	III
	HER2+ breast cancer 2nd/3rd line	2014	III
	Non-functioning GI/lung, NET	2015	III
	TSC seizure	2016	III	- Phase III study enrolling; slower than expected patient accrual rate
	Diffuse large B-cell lymphoma	≥ 2018	III	- Lower than expected event rate for Phase III study
AIN457 (secukinumab)	Rheumatoid arthritis	2015	III
	Psoriatic arthritis	2015	III
	Ankylosing spondylitis	2015	III	- Phase III data in psoriatic arthritis and ankylosing spondilytis will be presented at major meeting in Q4 2014
AUY922	Solid tumors	≥ 2018	II
BAF312	Secondary progressive MS	≥ 2018	III
BCT197	COPD	≥ 2018	II
BGJ398	Solid tumors	≥ 2018	II
BGS649	Obese hypogonadotropic hypogonadism	≥ 2018	II
BKM120	mBC ER+ AI resistant mTOR naive	2015	III
	mBC ER+ post AI and mTOR inhibitor	2016	III
	Solid tumors	≥ 2018	I
BYL719	Solid tumors	≥ 2018	I
BYM338	Sporadic inclusion body myositis	2016	III
	Hip fracture/sarcopenia	> 2018	II
CAD106	Alzheimer’s disease	≥ 2018	II
CTL019	Adult & pediatric acute lymphoblastic leukemia	2016	II
	Diffuse large B-cell lymphoma	2017	II
DEB025	Hepatitis C	2017	II	- Phase II studies ongoing in Europe and US
FCR001	Renal Transplant	≥ 2018	II
Fovista (OAP030A)	Wet AMD	2016	III
Gilenya	Primary progressive multiple sclerosis	2015	III
	Chronic inflammatory demyelinating polyradiculoneuropathy	2016	III
HSC835	Stem cell transplantation	≥ 2018	II
Ilaris (ACZ885)	Hereditary periodic fevers	2016	III	- Registration study FPFV Jun. 2014
ACZ885 (canakinumab)	Secondary prevention of cardiovascular events	2017	III	- Study fully enrolled
KAE609	Malaria	2017	II
INC280	Non-small cell lung cancer	≥ 2018	II
LCI699	Cushing’s disease	2017	III
LCQ908	Familial chylomicronemia syndrome	2014	III	- Phase III study recruitment completed

LCZ696	Chronic heart failure with reduced ejection fraction	2014	III	- NEJM publication, ESC Plenary Aug. 2014
	Chronic heart failure with preserved ejection fraction	≥ 2018	III	- PARAGON-HF FPFV achieved in July 2014
LEE011	Breast cancer	2016	III	- Phase III registration study enrolling
	Solid tumors	≥ 2018	I
LGX818	BRAF mutant melanoma	2016	III	- Phase III study enrolling
	Solid tumors	≥ 2018	II
LIK066	Type II diabetes	≥ 2018	II
LJM716	Solid tumors	≥ 2018	I
Lucentis	Choroidal neovascularization and macular edema secondary to conditions other than age-related macular degeneration, diabetic macular edema, retinal vein occlusion and pathologic myopia	2016	III
	Retinopathy of Prematurity (ROP)	≥ 2018	II	- Pediatric study in retinopathy of prematurity to be initiated in 2015
MEK162	NRAS mutant melanoma	2016	III	- Phase III study enrolling
	Low-grade serous ovarian cancer	2016	III	- Phase III study enrolling
	Solid tumors	≥ 2018	II
MEK162+LGX818	BRAF mutant melanoma	2016	III	- Phase III study enrolling
PKC412	Aggressive systemic mastocytosis	2015	II
	Acute myeloid leukemia	2015	III
QAW039	Asthma	≥ 2018	II
QAX576	Allergic diseases	≥ 2018	II
QGE031	Allergic diseases	≥ 2018	II
RLX030 (serelaxin)	Acute heart failure	2016	III	- RELAX2 registration study ongoing in US, EU and Latin America; achieved 25% patient recruitment in Aug vs target Sep - RELAX-ASIA registration study ongoing
Signifor LAR	Cushing’s disease	2016	III
Tasigna	CML treatment-free remission	2016	II	- Study fully enrolled
Tekturna	Chronic heart failure	2016	III	- Phase III outcome study (ATMOSPHERE) ongoing in heart failure
TKI258	Solid tumors	2017	II
Zykadia (LDK378)	ALK+ advanced non-small cell lung cancer (first-line, treatment naïve)	2016	III	- Phase III study enrolling

Selected Alcon pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR IOL 2.5D	Cataract	US 2013 JP 2013	Filed Approved	- Filing occurred Aug. 2013 - Approved Apr. 2014
AcrySof IQ ReSTOR Toric IOL 2.5D	Cataract	US 2015 JP 2014	Advanced Filed	- Filing occurred Jul. 2014
AcrySof IQ ReSTOR 3.0D Toric IOL	Cataract	US 2013 JP 2013	Filed Approved	- Filing occurred Aug. 2013 - Approved Jan. 2014
AcrySof IQ ReSTOR 3.0D Toric IOL diopter range expansion	Cataract	US 2015 JP 2015	Advanced Advanced
Intrepid IOL	Cataract	US 2017 EU 2016 JP 2017	Redeveloped Redeveloped Redeveloped	- Project being redeveloped
LenSx Laser	Cataract	JP 2013	Approved	- Approved Sep. 2014
LenSx Laser, system expansion	Refractive	US 2013 EU 2013 JP 2015	Approved Approved Advanced	- Approved Apr. 2013 - Approved Sep. 2013
OPHTHALMIC PHARMACEUTICALS
Simbrinza	Glaucoma	US 2012 EU 2013	Approved Approved	- Approved Apr. 2013 - Approved Jul. 2014
IZBA, travoprost 0.003%	Glaucoma	US 2013 EU 2012	Approved Approved	- Approved May 2014 - Approved Feb. 2014
Jetrea	Retina	EU 2011 JP 2015	Approved Phase III	- Approved Mar. 2013
RTH258 (ESBA1008)	Retina		Phase II	- Phase II clinical trials completed, Phase III planning underway
Olopatadine 0.77%	Allergy	US 2014	Filed	- Filing occurred Jul. 2014
EXE844	Otic infections	US 2014	Filed	- Filing occurred Apr. 2014
VISION CARE
New lens care solution	Lens care solution	US 2014 EU 2014 JP 2015	Filed Approved Advanced	- Filing occurred Sep. 2014 - Approved Sep. 2014

Selected Sandoz pipeline projects (biosimilars)

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
EP2006 (filgrastim)	Chemotherapy-induced neutropenia; mobilization of peripheral blood progenitor cells and others intravenous (same as originator)	US	III	- Filing occurred in Q3
GP2013 (rituximab)
Non-Hodgkin lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis (also known as Wegener’s granulomatosis), and microscopic polyangiitis and others (same as originator)
II and III
GP2015 (etanercept)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III	- Patient enrollment complete
GP2017 (adalimumab)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III
HX575 (epoetin alfa)	Chronic kidney disease, chemotherapy-induced anemia and others (same as originator)	US	III	- Patient enrollment complete
HX575 s.c. (epoetin alfa)	Chronic kidney disease	EU (extension nephrology, approved as Binocrit since 2007)	III
LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)		III	- Trial complete

Selected Vaccines pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Bexsero (US)	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	Started	Filing	- US BLA submitted - Regulatory decision expected in Q1 2015
Flucelvax (US)	Prevention of influenza disease in persons 18 years of age and older	Complete	Approved	- Approved by FDA - Phase III for age 4+ completed, filing before year end
Fluad (US)	Prevention of seasonal influenza (trivalent subunit vaccine with MF59 adjuvant)	2014	Filing	- Preparation for US BLA ongoing
Quadrivalent Influenza Vaccine (QIV)	Prevention of seasonal influenza	≥2015	III	- Phase III trials for adjuvanted (aQIV) ongoing and cell-based (QIVc) QIVs completed
MenABCWY	Prevention of meningococcal disease (serogroups A, B, C, Y and W-135)	≥2015	II	- Phase III in preparation
Group B streptococcus	Prevention of group B streptococcus	≥2015	II	- Phase III in preparation
Pandemic influenza vaccines	Universal vaccination in case of an influenza pandemic	NA	NA	- H7N9 clinical study completed - US Department of Health and Human Services (HHS) purchased stockpile
Staph. aureus	Prevention of Staphylococcus aureus	≥2015	I
TdaP	Prevention of Tetanus, Diphtheria, Pertussis	≥2015	I

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Third quarter (unaudited)

	Q3 2014 USD m	Q3 2013 USD m	Change USD m

Net sales to third parties from continuing operations	12 991	12 705	286

Sales to other segments	55	49	6

Net sales of segments from continuing operations	13 046	12 754	292

Other revenues	254	152	102

Cost of goods sold	-4 421	-4 126	-295

Gross profit from continuing operations	8 879	8 780	99

Marketing & Sales	-2 972	-3 033	61

Research & Development	-2 161	-2 216	55

General & Administration	-593	-641	48

Other income	342	143	199

Other expense	-756	-475	-281

Operating income from continuing operations	2 739	2 558	181

Income from associated companies	938	162	776

Interest expense	-182	-170	-12

Other financial income and expense	37	-62	99

Income before taxes from continuing operations	3 532	2 488	1 044

Taxes	-430	-329	-101

Net income from continuing operations	3 102	2 159	943

Net income from discontinuing operations	138	105	33

Total net income	3 240	2 264	976

Attributable to:
Shareholders of Novartis AG	3 223	2 232	991

Non-controlling interests	17	32	-15

Average number of shares outstanding – Basic (million)	2 422	2 442	-20

Basic earnings per share from continuing operations (USD)[1]	1.27	0.87	0.40

Basic earnings per share from discontinuing operations (USD)[1]	0.06	0.04	0.02

Total basic earnings per share (USD)[1]	1.33	0.91	0.42

Average number of shares outstanding – Diluted (million)	2 460	2 480	-20

Diluted earnings per share from continuing operations (USD)[1]	1.25	0.86	0.39

Diluted earnings per share from discontinuing operations (USD)[1]	0.06	0.04	0.02

Diluted earnings per share (USD)[1]	1.31	0.90	0.41

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements

Nine months to September 30 (unaudited)

	9M 2014 USD m	9M 2013 USD m	Change USD m

Net sales to third parties from continuing operations	39 105	38 480	625

Sales to other segments	184	170	14

Net sales of segments from continuing operations	39 289	38 650	639

Other revenues	991	438	553

Cost of goods sold	-12 929	-12 151	-778

Gross profit from continuing operations	27 351	26 937	414

Marketing & Sales	-9 148	-9 187	39

Research & Development	-6 549	-6 585	36

General & Administration	-1 880	-1 908	28

Other income	785	692	93

Other expense	-1 821	-1 299	-522

Operating income from continuing operations	8 738	8 650	88

Income from associated companies	1 338	444	894

Interest expense	-516	-520	4

Other financial income and expense	-44	-50	6

Income before taxes from continuing operations	9 516	8 524	992

Taxes	-1 237	-1 230	-7

Net income from continuing operations	8 279	7 294	985

Net income/loss from discontinuing operations	514	-60	574

Net income	8 793	7 234	1 559

Attributable to:
Shareholders of Novartis AG	8 719	7 146	1 573

Non-controlling interests	74	88	-14

Average number of shares outstanding – Basic (million)	2 432	2 444	-12

Basic earnings per share from continuing operations (USD)[1]	3.37	2.95	0.42

Basic earnings per share from discontinuing operations (USD)[1]	0.21	-0.03	0.24

Total basic earnings per share (USD)[1]	3.58	2.92	0.66

Average number of shares outstanding – Diluted (million)	2 474	2 481	-7

Diluted earnings per share from continuing operations (USD)[1]	3.32	2.90	0.42

Diluted earnings per share from discontinuing operations (USD)[1]	0.20	-0.02	0.22

Total diluted earnings per share (USD)[1]	3.52	2.88	0.64

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

Third quarter (unaudited)

	Q3 2014 USD m	Q3 2013 USD m	Change USD m

Net income	3 240	2 264	976

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	25	126	-101

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-52	24	-76

Translation effects	-1 304	755	-2 059

Total of items to eventually recycle	-1 331	905	-2 236

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial (losses)/gains from defined benefit plans, net of taxes	-320	141	-461

Comprehensive income	1 589	3 310	-1 721

Attributable to:
Shareholders of Novartis AG	1 573	3 280	-1 707

Continuing operations	1 461	3 167	-1 706

Discontinuing operations	112	113	-1

Non-controlling interests	16	30	-14

Nine months to September 30 (unaudited)

	9M 2014 USD m	9M 2013 USD m	Change USD m

Net income	8 793	7 234	1 559

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	32	233	-201

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-10	-2	-8

Translation effects	-1 347	204	-1 551

Total of items to eventually recycle	-1 325	435	-1 760

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial (losses)/gains from defined benefit plans, net of taxes	-1 142	1 160	-2 302

Comprehensive income	6 326	8 829	-2 503

Attributable to:
Shareholders of Novartis AG	6 252	8 747	-2 495

Continuing operations	5 798	8 772	-2 974

Discontinuing operations	454	-25	479

Non-controlling interests	74	82	-8

Condensed consolidated balance sheets

	Sept 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	15 905	18 197	-2 292

Goodwill	29 374	31 026	-1 652

Intangible assets other than goodwill	24 570	27 841	-3 271

Financial and other non-current assets	18 740	18 648	92

Total non-current assets	88 589	95 712	-7 123

Current assets
Inventories	6 512	7 267	-755

Trade receivables	8 857	9 902	-1 045

Other current assets	2 755	3 392	-637

Cash and cash equivalents, marketable securities, commodities and derivatives	10 427	9 222	1 205

Assets related to discontinuing operations and held for sale	8 237	759	7 478

Total current assets	36 788	30 542	6 246

Total assets	125 377	126 254	-877

Equity and liabilities
Equity attributable to Novartis AG shareholders	71 338	74 343	-3 005

Non-controlling interests	86	129	-43

Total equity	71 424	74 472	-3 048

Non-current liabilities
Financial debts	12 670	11 242	1 428

Other non-current liabilities	14 667	14 172	495

Total non-current liabilities	27 337	25 414	1 923

Current liabilities
Trade payables	4 520	6 148	-1 628

Financial debts and derivatives	6 937	6 776	161

Other current liabilities	12 587	13 394	-807

Liabilities related to discontinuing operations and held for sale	2 572	50	2 522

Total current liabilities	26 616	26 368	248

Total liabilities	53 953	51 782	2 171

Total equity and liabilities	125 377	126 254	-877

Condensed consolidated changes in equity

Third quarter (unaudited)

	Q3 2014 USD m	Q3 2013 USD m	Change USD m

Consolidated equity at July 1	70 517	69 628	889

Comprehensive income	1 589	3 310	-1 721

Purchase of treasury shares	-765	-1 001	236

Treasury share repurchase commitment under a share buy-back trading plan	-75		-75

Increase in equity from exercise of options and employee transactions	1	1

Equity-based compensation	217	275	-58

Impact of change of ownership of consolidated entities		-1	1

Change in non-controlling interests	-60	-33	-27

Consolidated equity at September 30	71 424	72 179	-755

Nine months to September 30 (unaudited)

	9M 2014 USD m	9M 2013 USD m	Change USD m

Consolidated equity at January 1	74 472	69 263	5 209

Comprehensive income	6 326	8 829	-2 503

Purchase of treasury shares	-5 035	-2 220	-2 815

Treasury share repurchase commitment under a share buy-back trading plan	-675		-675

Increase in equity from exercise of options and employee transactions	2 397	1 679	718

Dividends related to shareholders of Novartis AG	-6 810	-6 100	-710

Equity-based compensation	866	814	52

Impact of change in ownership of consolidated entities		-10	10

Change in non-controlling interests	-117	-76	-41

Consolidated equity at September 30	71 424	72 179	-755

Condensed consolidated cash flow statements

Third quarter (unaudited)

	Q3 2014 USD m	Q3 2013 USD m	Change USD m

Net income from continuing operations	3 102	2 159	943

Reversal of non-cash items
Taxes	430	329	101

Depreciation, amortization and impairments	1 167	1 097	70

Change in provisions and other non-current liabilities	363	203	160

Income from associated companies	-938	-162	-776

Net financial income	145	232	-87

Other	-38	131	-169

Net income adjusted for non-cash items	4 231	3 989	242

Interest and other financial receipts	112	83	29

Interest and other financial payments	-126	-160	34

Taxes paid[1]	-394	-419	25

Cash flows before working capital changes from continuing operations	3 823	3 493	330

Payments out of provisions and other net cash movements in non-current liabilities	-394	-196	-198

Change in net current assets and other operating cash flow items	490	960	-470

Cash flows from operating activities from continuing operations	3 919	4 257	-338

Cash flows from operating activities from discontinuing operations [1]	92	122	-30

Total cash flows from operating activities	4 011	4 379	-368

Purchase of property, plant & equipment	-668	-759	91

Purchase of intangible, financial and other non-current assets	-331	-120	-211

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	214	91	123

Acquisitions of businesses	-2	-10	8

Change in marketable securities, commodities and net divestment proceeds of associated companies	1 077	93	984

Cash flows from/used in investing activities from continuing operations	290	-705	995

Cash flows used in investing activities from discontinuing operations [1]	-236	-48	-188

Total cash flows from/used in investing activities	54	-753	807

Change in current and non-current financial debts	-286	-374	88

Treasury share transactions, net	-756	-997	241

Other financing cash flows	-38	-21	-17

Cash flows used in financing activities	-1 080	-1 392	312

Net translation effect on cash and cash equivalents	-141	52	-193

Change in cash and cash equivalents	2 844	2 286	558

Cash and cash equivalents at July 1	6 797	4 077	2 720

Cash and cash equivalents at September 30	9 641	6 363	3 278

1 In Q3 2014, total Group tax payments amounted to USD 464 million when also taking into account a USD 45 million refund and a USD 115 million payment, included in the cash flows used in operating activities and investing activities of discontinuing operations, respectively.

Condensed consolidated cash flow statements

Nine months to September 30 (unaudited)

	9M 2014 USD m	9M 2013 USD m	Change USD m

Net income from continuing operations	8 279	7 294	985

Reversal of non-cash items
Taxes	1 237	1 230	7

Depreciation, amortization and impairments	3 460	3 251	209

Change in provisions and other non-current liabilities	1 174	532	642

Income from associated companies	-1 338	-444	-894

Net financial income	560	570	-10

Other	240	313	-73

Net income adjusted for non-cash items	13 612	12 746	866

Interest and other financial receipts	673	604	69

Interest and other financial payments	-524	-541	17

Taxes paid[1]	-1 620	-1 545	-75

Cash flows before working capital changes from continuing operations	12 141	11 264	877

Payments out of provisions and other net cash movements in non-current liabilities	-874	-645	-229

Change in net current assets and other operating cash flow items	-2 092	-1 964	-128

Cash flows from operating activities from continuing operations	9 175	8 655	520

Cash flows used in/from operating activities from discontinuing operations [1]	-483	69	-552

Total cash flows from operating activities	8 692	8 724	-32

Purchase of property, plant & equipment	-1 794	-1 855	61

Purchase of intangible, financial and other non-current assets	-775	-447	-328

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	373	293	80

Acquisitions of businesses	19	-42	61

Change in marketable securities, commodities and net divestment proceeds of associated companies	2 956	1 443	1 513

Cash flows from/used in investing activities from continuing operations	779	-608	1 387

Cash flows from/used in investing activities from discontinuing operations [1]	1 021	-89	1 110

Total cash flows from/used in investing activities	1 800	-697	2 497

Dividends related to shareholders of Novartis AG	-6 810	-6 100	-710

Change in current and non-current financial debts	2 161	-587	2 748

Treasury share transactions, net	-2 616	-530	-2 086

Impact of change in ownership of consolidated enities		4	-4

Other financing cash flows	-140	-38	-102

Cash flows used in financing activities	-7 405	-7 251	-154

Net translation effect on cash and cash equivalents	-133	35	-168

Change in cash and cash equivalents	2 954	811	2 143

Cash and cash equivalents at January 1	6 687	5 552	1 135

Cash and cash equivalents at September 30	9 641	6 363	3 278

1 In 9M 2014, total Group tax payments amounted to USD 2.0 billion when also taking into account a USD 12 million refund and a USD 345 million payment, included in the cash flows used in operating activities and investing activities of discontinuing operations, respectively.

Notes to the Condensed Interim Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2014 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2014, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2013 Annual Report published on January 29, 2014.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2013 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 11 of the 2013 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

3. Significant transactions

Major transactions with GSK and Lilly
 On April 22, 2014 Novartis entered into the following agreements with GlaxoSmithKline plc, Great Britain (GSK) and Eli Lilly and Company, USA (Lilly):

Acquisition of GSK oncology products
 Novartis has agreed to acquire GSK’s oncology products for a USD 14.5 billion payment and up to a further USD 1.5 billion contingent on a development milestone. In addition, Novartis would have opt-in rights to GSK’s current and future oncology R&D pipeline under the terms of the agreement.

Divestment of Novartis Vaccines to GSK
 Novartis has agreed to divest its Vaccines business to GSK, excluding its influenza vaccines business, for up to USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion to be paid on closing and up to USD 1.8 billion in future milestone payments. Novartis initiated a separate sale process for its influenza vaccines business with a definitive agreement being announced on October 26, 2014, see page 51 for further details. 2013 net sales of Novartis’ Vaccines (including its influenza vaccines business) were approximately USD 1.4 billion.

Combination of Novartis OTC with GSK Consumer Healthcare in a joint venture
 Novartis and GSK have agreed to create a consumer healthcare business through a joint venture between Novartis OTC and GSK Consumer Healthcare. Upon completion, Novartis will own a 36.5% share of the joint venture and will have four of eleven seats on the joint venture’s Board. Furthermore, Novartis will have customary minority rights and exit rights at a pre-defined, market-based pricing mechanism. 2013 net sales of Novartis OTC were approximately USD 2.9 billion.

All the above-mentioned transactions with GSK are inter-conditional and are subject to approval by GSK shareholders and to other closing conditions, including anti-trust approvals. The transactions are expected to close during the first half of 2015.

Divestment of Novartis Animal Health business to Lilly
 In a separate transaction, Novartis has agreed to divest its Animal Health business to Lilly for approximately USD 5.4 billion to be paid on closing. The transaction is subject to closing conditions, including anti-trust approvals and is expected to close by the end of the first quarter of 2015. 2013 net sales of Animal Health were approximately USD 1.1 billion.

Classification as discontinuing operations
 These transactions, combined with the divestment of the blood transfusion diagnostics unit which closed on January 9, 2014, result from the portfolio review which commenced in mid-2013.

As a result, Novartis is required to separate the Group’s reported financial data for the current and prior year into “discontinuing” and “continuing” operations.

Discontinuing operations include the Animal Health Division, the OTC Division, and all of the Vaccines Division except for certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities.

Discontinuing operations also include the USD 0.9 billion pre-tax gain arising from the USD 1.7 billion divestment of the blood transfusion diagnostics unit to Grifols S.A., completed on January 9, 2014, and related prior-year results for this activity.

Continuing operations comprise all other activities of the Novartis Group, including the Pharmaceuticals, Alcon and Sandoz Divisions and the retained Corporate activities.

Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time.

Pharmaceuticals – acquisition of CoStim Pharmaceuticals Inc.
 On February 17, 2014 Novartis announced the acquisition of CoStim Pharmaceuticals Inc., a Cambridge, Massachusetts, US-based, privately held biotechnology company focused on harnessing the immune system to eliminate immune-blocking signals from cancer for a total purchase consideration of USD 248 million (excluding cash acquired). This amount consists of an initial cash payment and the net present value of contingent consideration potentially due to previous CoStim’s shareholders which they are eligible to receive upon the achievement of specified development and commercialization milestones. The final purchase price allocation resulted in net identified assets of USD 152 million (excluding cash acquired) and goodwill of USD 96 million.

Divestment of LTS Lohmann Therapie-Systeme AG (LTS) stake
 On July 16, 2014, Novartis announced that it would divest its 43% stake in LTS. The transaction, which requires regulatory approvals and other customary conditions, is expected to close this year, at which time it is anticipated that Novartis will realize a pre-tax gain of approximately USD 0.4 billion.

Divestment of Idenix Pharmaceuticals Inc. (Idenix) stake
 On August 5, 2014 Merck & Co., USA announced that it had completed its tender offer for Idenix. As a result Novartis has divested its approximate 22% stake in the company and realized a pre-tax gain of approximately USD 0.8 billion.

There were no significant acquisition or divestment transactions in 2013.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2014	2013	Change	9M 2014 USD m	9M 2013 USD m	Change USD m

Balance at beginning of year	2 426	2 421	5	74 343	69 137	5 206

Shares acquired to be held in Group Treasury	-34	-26	-8	-2 882	-1 903	-979

Shares acquired to be cancelled	-20		-20	-1 743		-1 743

Other share purchases	-5	-4	-1	-410	-317	-93

Increase in equity from exercise of options and employee transactions	41	34	7	2 397	1 679	718

Equity-based compensation	11	10	1	866	814	52

Treasury share repurchase commitment under a share buy-back trading plan				-675		-675

Dividends				-6 810	-6 100	-710

Net income of the period attributable to shareholders of Novartis AG				8 719	7 146	1 573

Other comprehensive income attributable to shareholders of Novartis AG				-2 467	1 601	-4 068

Impact of change in ownership of consolidated entities					-10	10

Balance at September 30	2 419	2 435	-16	71 338	72 047	-709

5. Consolidated income statements – Segmentation – Third quarter

	Pharmaceuticals		Alcon		Sandoz		Corporate		Total continuing operations		Total discontinuing operations		Group eliminations		Total Group

	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m

Net sales to third parties	7 925	7 893	2 665	2 539	2 401	2 273			12 991	12 705	1 713	1 633			14 704	14 338

Sales to other segments	68	52	12	12	68	70	-93	-85	55	49	26	24	-81	-73

Net sales of segments	7 993	7 945	2 677	2 551	2 469	2 343	-93	-85	13 046	12 754	1 739	1 657	-81	-73	14 704	14 338

Other revenues	162	128	10	9	3	4	79	11	254	152	15	68			269	220

Cost of goods sold	-1 826	-1 644	-1 275	-1 195	-1 448	-1 408	128	121	-4 421	-4 126	-756	-857	81	73	-5 096	-4 910

Gross profit	6 329	6 429	1 412	1 365	1 024	939	114	47	8 879	8 780	998	868	0	0	9 877	9 648

Marketing & Sales	-1 943	-2 027	-610	-602	-419	-403		-1	-2 972	-3 033	-433	-448			-3 405	-3 481

Research & Development	-1 745	-1 759	-215	-270	-201	-187			-2 161	-2 216	-211	-203			-2 372	-2 419

General & Administration	-222	-263	-138	-149	-86	-88	-147	-141	-593	-641	-102	-105			-695	-746

Other income	218	56	8	19	15	38	101	30	342	143	5	32	-3	-3	344	172

Other expense	-404	-169	-76	-112	-61	-57	-215	-137	-756	-475	-16	-31	3	3	-769	-503

Operating income	2 233	2 267	381	251	272	242	-147	-202	2 739	2 558	241	113	0	0	2 980	2 671

as % of net sales	28.2%	28.7%	14.3%	9.9%	11.3%	10.6%			21.1%	20.1%	14.1%	6.9%			20.3%	18.6%

Income from associated companies	812				2	1	124	161	938	162		-1			938	161

Interest expense									-182	-170					-182	-170

Other financial income and expense									37	-62					37	-62

Income before taxes									3 532	2 488	241	112			3 773	2 600

Taxes									-430	-329	-103	-7			-533	-336

Net income									3 102	2 159	138	105			3 240	2 264

Consolidated income statements – Segmentation – Nine months to September 30

	Pharmaceuticals		Alcon		Sandoz		Corporate		Total continuing operations		Total discontinuing operations		Group eliminations		Total Group

	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m

Net sales to third parties	23 931	23 891	8 124	7 841	7 050	6 748			39 105	38 480	4 258	4 362			43 363	42 842

Sales to other segments	201	167	38	40	216	217	-271	-254	184	170	64	58	-248	-228

Net sales of segments	24 132	24 058	8 162	7 881	7 266	6 965	-271	-254	39 289	38 650	4 322	4 420	-248	-228	43 363	42 842

Other revenues	458	370	24	20	9	12	500	36	991	438	49	188			1 040	626

Cost of goods sold	-5 180	-4 882	-3 873	-3 592	-4 224	-3 996	348	319	-12 929	-12 151	-2 051	-2 373	248	228	-14 732	-14 296

Gross profit	19 410	19 546	4 313	4 309	3 051	2 981	577	101	27 351	26 937	2 320	2 235	0	0	29 671	29 172

Marketing & Sales	-6 021	-6 157	-1 833	-1 804	-1 294	-1 226			-9 148	-9 187	-1 365	-1 408			-10 513	-10 595

Research & Development	-5 258	-5 252	-681	-755	-610	-578			-6 549	-6 585	-641	-570			-7 190	-7 155

General & Administration	-715	-779	-451	-439	-274	-270	-440	-420	-1 880	-1 908	-323	-330			-2 203	-2 238

Other income	519	382	37	28	60	65	169	217	785	692	916	121	-10	-8	1 691	805

Other expense	-1 075	-377	-153	-279	-135	-220	-458	-423	-1 821	-1 299	-81	-161	10	8	-1 892	-1 452

Operating income	6 860	7 363	1 232	1 060	798	752	-152	-525	8 738	8 650	826	-113	0	0	9 564	8 537

as % of net sales	28.7%	30.8%	15.2%	13.5%	11.3%	11.1%			22.3%	22.5%	19.4%	-2.6%			22.1%	19.9%

Income from associated companies	812				3	2	523	442	1 338	444	3	2			1 341	446

Interest expense									-516	-520					-516	-520

Other financial income and expense									-44	-50					-44	-50

Income before taxes									9 516	8 524	829	-111			10 345	8 413

Taxes									-1 237	-1 230	-315	51			-1 552	-1 179

Net income									8 279	7 294	514	-60			8 793	7 234

Discontinuing operations – Segmentation – Third quarter

	Reported Vaccines [1]		Consumer Health		Transfers to continuing Corporate [2]		Corporate (including eliminations)		Discontinuing operations

	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m

Net sales to third parties of discontinuing operations	588	594	1 125	1 039					1 713	1 633

Sales to other segments	15	21	12	3			-1		26	24

Net sales of segments of discontinuing operations	603	615	1 137	1 042			-1		1 739	1 657

Other revenues	7	70	8	8		-10			15	68

Cost of goods sold	-307	-419	-450	-438			1		-756	-857

Gross profit of discontinuing operations	303	266	695	612		-10	0		998	868

Marketing & Sales	-66	-79	-367	-369					-433	-448

Research & Development	-136	-123	-75	-80					-211	-203

General & Administration	-30	-32	-72	-74				1	-102	-105

Other income	6	20	4	4			-5	8	5	32

Other expense	-8	-19	-16	-3		1	8	-10	-16	-31

Operating income of discontinuing operations	69	33	169	90		-9	3	-1	241	113

as % of net sales	11.7%	5.6%	15.0%	8.7%					14.1%	6.9%

Income from associated companies		-1								-1

Income before taxes of discontinuing operations									241	112

Taxes									-103	-7

Net income of discontinuing operations									138	105

[1] 2013 includes the divested blood transfusion diagnostics unit
[2] Other revenue contains royalties and out-licensing revenues of Vaccines which are to be retained by Novartis.

Discontinuing operations – Segmentation – Nine months to September 30

	Reported Vaccines [1]		Consumer Health		Transfers to continuing Corporate [2]		Corporate (including eliminations)		Discontinuing operations

	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m

Net sales to third parties of discontinuing operations	1 043	1 332	3 215	3 030					4 258	4 362

Sales to other segments	46	50	18	8					64	58

Net sales of segments of discontinuing operations	1 089	1 382	3 233	3 038					4 322	4 420

Other revenues	24	198	25	26		-36			49	188

Cost of goods sold	-752	-1 067	-1 299	-1 309		3			-2 051	-2 373

Gross profit of discontinuing operations	361	513	1 959	1 755		-33			2 320	2 235

Marketing & Sales	-206	-243	-1 159	-1 165					-1 365	-1 408

Research & Development	-404	-344	-237	-226					-641	-570

General & Administration	-86	-102	-237	-229				1	-323	-330

Other income	895	46	16	57			5	18	916	121

Other expense	-28	-77	-44	-62		3	-9	-25	-81	-161

Operating income/loss of discontinuing operations	532	-207	298	130		-30	-4	-6	826	-113

as % of net sales	51.0%	-15.5%	9.3%	4.3%					19.4%	-2.6%

Income from associated companies	3	2							3	2

Income/loss before taxes of discontinuing operations									829	-111

Taxes									-315	51

Net income/loss of discontinuing operations									514	-60

[1] 2013 includes the divested blood transfusion diagnostics unit
[2] Other revenue contains royalties and out-licensing revenues of Vaccines which are to be retained by Novartis.

Discontinuing operations – Condensed balance sheet

	Sept 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m

Assets
Property, plant & equipment	2 132	145

Goodwill and other intangible assets	2 831	358

Financial and other non-current assets	340	10

Inventories	1 266	87

Trade receivables and other current assets	1 668	159

Total assets related to discontinuing operations and held for sale	8 237	759

Liabilities
Other non-current liabilities	759

Trade payables and other current liabilities	1 813	50

Total liabilities related to discontinuing operations and held for sale	2 572	50

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of September 30, 2014 and December 31, 2013. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2013 Annual Report, published on January 29, 2014.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

	Sept 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	Sept 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	Sept 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	Sept 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	Sept 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m

Debt securities	288	294	27	29					315	323

Equity securities	15	21				26			15	47

Fund investments	29				8	11			37	11

Total available-for-sale marketable securities	332	315	27	29	8	37			367	381

Time deposits with original maturity more than 90 days							19	1 931	19	1 931

Derivative financial instruments				121						121

Accrued interest on debt securities							2	5	2	5

Total marketable securities, time deposits and derivative financial instruments	332	315	27	150	8	37	21	1 936	388	2 438

Available-for-sale financial investments	510	441			317	366			827	807

Fund investments					57	52			57	52

Long-term loans and receivables, advances, security deposits							686	619	686	619

Financial investments and long-term loans from continuing operations	510	441			374	418	686	619	1 570	1 478

Available-for-sale financial investments	20	17							20	17

Long-term loans and receivables, advances, security deposits							16	28	16	28

Financial investments and long-term loans from discontinuing operations	20	17					16	28	36	45

Total financial investments and long-term loans	530	458			374	418	702	647	1 606	1 523

Associated companies					228				228

Total associated companies at fair value through profit or loss					228				228

Contingent consideration					-525	-572			-525	-572

Derivative financial instruments			-12	-103					-12	-103

Total financial liabilities at fair value			-12	-103	-525	-572			-537	-675

With effect from January 1, 2014, in order to have consistent valuation methods for all venture capital fund investments, the Group has commenced valuing its fund investments with a voting share interest in excess of 20%, at fair value instead of using the equity method of accounting. For reasons of materiality this new accounting policy is applied prospectively. Apart from this change, there were no other changes in the first nine months of the year in the valuation techniques used for financial instruments nor significant transfers from one level to the other nor significant transactions associated with level 3 financial instruments.

The fair value of straight bonds amounted to USD 15.4 billion at September 30, 2014 (USD 13.5 billion at December 31, 2013) compared to the balance sheet value of USD 14.6 billion (USD 12.9 billion at December 31, 2013). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial and other non-current assets amounted to USD 1.6 billion at September 30, 2014 (USD 1.5 billion at December 31, 2013), of which USD 36 million is related to discontinuing operations.

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2013 contains a summary as of the date of that report of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of October 27, 2014 of potentially significant developments in those proceedings, as well as any new potentially significant proceedings commenced since the date of the last annual report.

Investigations and related litigations

 Southern District of New York (SDNY) marketing practices investigation and litigation
 In April 2013, the US government brought a civil complaint in intervention to an individual qui tam action against Novartis Pharmaceuticals Corporation (NPC) in the United States District Court (USDC) for the SDNY involving various of NPC’s cardiovascular medications. The suit is related to a previously disclosed 2011 investigation of the United States Attorney’s Office (USAO) for the SDNY relating to marketing practices, including the remuneration of healthcare providers, in connection with three NPC products (Lotrel, Starlix and Valturna). The complaint, as subsequently amended, asserts federal False Claims Act and common law claims with respect to speaker programs allegedly serving as mechanisms to provide kickbacks to healthcare professionals. It seeks unspecified damages, which according to the complaint are “substantial”, treble damages and maximum civil penalties per claim, as well as disgorgement of Novartis profits from the alleged unlawful conduct. In August 2013, New York State filed a civil complaint in intervention asserting similar claims. Neither government complaint in intervention adopted the individual relator’s claims with respect to off-label promotion of Valturna, which were subsequently dismissed with prejudice by the court. NPC vigorously contests the SDNY, New York State and individual claims, both as to alleged liability and amount of damages and penalties.

SDNY specialty pharmacies investigation and litigation
 In April 2013, the US government filed a civil complaint in intervention to a qui tam action against NPC in the USDC for the SDNY. The suit is related to a previously disclosed 2012 investigation of the USAO for the SDNY into NPC’s interactions with certain specialty pharmacies concerning in particular Myfortic, Exjade, Gleevec, Tasigna and TOBI. The complaint, as subsequently amended, asserts federal False Claims Act, state and common law claims related to alleged unlawful contractual discounts and rebates to specialty pharmacies in connection with Myfortic, and alleged unlawful contractual discounts, rebates and patient referrals to one specialty pharmacy in connection with Exjade. The US government seeks unspecified damages, which according to the complaint are “substantial”, treble damages and maximum civil penalties per claim, as well as disgorgement of Novartis profits from the alleged unlawful conduct. In January 2014, eleven states filed three complaints in intervention asserting similar claims related to Exjade; and the qui tam relator served on NPC an amended complaint also asserting similar claims with respect to Myfortic and Exjade, as well as claims involving Tasigna, Gleevec and TOBI that the federal and various state governments declined to pursue. NPC vigorously contests all government and relator claims, both as to alleged liability and amount of damages and penalties.

District of New Jersey (DNJ) investigation
 In late September 2014, the USAO for the DNJ issued a document subpoena relating to an investigation of Alcon sales practices. Alcon is at the outset of assessing the facts.

Lucentis/Avastin® matters in Italy and France
 As previously disclosed, in March 2014, the Italian Competition Authority (ICA) issued a decision that F. Hoffmann-La Roche AG, Roche S.p.A., Novartis Farma S.p.A. and Novartis AG colluded to artificially differentiate Avastin® and Lucentis in order to avoid the erosion of the sales of Lucentis by off-label Avastin® with the aim of preserving the market position of Lucentis in Italy. The ICA imposed a fine equivalent to USD 125 million on Novartis AG and Novartis Farma S.p.A. and a fine on two Roche entities equivalent to USD 122 million. Novartis appealed the ICA decision in May 2014 and, as required by Italian law, has paid the ICA fine, subject to the right to later claim recoupment. In October

2014, Novartis also appealed the resolution of the Italian Medicines Agency to include Avastin® in a list of drugs to be reimbursed off-label. The Italian Ministry of Health (MoH) has indicated in a letter, and the Lombardia region has announced, that they intended to seek a total equivalent of approximately USD 1.6 billion in damages from Novartis and Roche entities based on the above allegations. Novartis vigorously contests the MoH and Lombardiaclaims, should they be brought.

The French Competition Authority carried out an investigation in April 2014 on the premises of Novartis Groupe France and Roche with respect to the French market for anti-vascular endothelial growth factor (VEGF) products indicated for the treatment of wet age-related macular degeneration.

Italy investigations
 In January 2014, the ICA opened an investigation to assess whether Novartis Farma S.p.A. and Italfarmaco S.p.A. colluded on the supply of octreotide acetate (Sandostatin LAR and Longastatina® LAR, respectively) to prevent competition in tenders issued by the regions of Emilia Romagna, Veneto and Lombardia.

In June 2014, the public prosecutor of Siena initiated a criminal investigation of Novartis Vaccines and Diagnostics S.r.l. with respect to allegations that the transfer price of the adjuvant MF59 was unlawfully marked up. The investigation concerns whether the Focetria and Fluad vaccines sold to the government were over-priced and whether the Italian Ministry of Health paid an inflated amount in a dispute settlement relating to the supply of Focetria during the 2009 flu pandemic.

Japan investigations
 As previously disclosed, a comprehensive investigation with external specialists launched by Novartis Pharma K.K. (NPKK) in April 2013 identified that two former employees of NPKK were not appropriately identified as NPKK employees in the trial publications for five post-registration investigator initiated trials (IITs) regarding valsartan. In October 2013, the Japanese Ministry of Health, Labor and Welfare (MHLW) published an interim report in which it required further actions, including investigations by the government into allegations of exaggerated advertising. In July 2014, the Tokyo District Public Prosecutor Office indicted a former NPKK employee, and also NPKK under the dual liability concept in Japanese law, in two counts for alleged manipulation of data in sub-analysis publications of the Kyoto Heart Study regarding valsartan. The charges against NPKK are subject to a maximum total fine of JPY 4 million. Novartis is cooperating fully with the authorities.

Also in January 2014, allegations of inappropriate involvement of NPKK representatives in a nilotinib IIT being conducted by the University of Tokyo Hospital were raised in the media. In February 2014, NPKK established an External Investigation Committee (EIC) to clarify the actual involvement in the IIT as well as the root cause and provide a proposal for preventing recurrence. In March 2014, the EIC issued a final report finding various instances of improper conduct, including improper handling of confidential patient information, document destruction and failure to report adverse events. The MHLW issued a business improvement order in July 2014, following NPKK’s disclosure of its failure to report adverse events. Novartis is implementing a business improvement plan and has notified all competent health authorities worldwide about the adverse events issue, and several have requested additional information and clarification from Novartis. In addition to taking remedial action, Novartis is also conducting a comprehensive review of NPKK’s conduct and business practices related to IITs and the other above issues in Japan to prevent recurrence of the problems, and has released new global guidelines for IITs.

The MHLW plans to issue new guidelines governing the conduct of IITs in Japan later this year, and it is in the process of determining any additional sanctions against NPKK for the above conduct which could potentially include a temporary suspension of certain business activities.

Product liability matters

 Zometa/Aredia product liability litigation
 As previously disclosed, NPC is a defendant in approximately 545 remaining cases brought in US courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw or atypical femur fracture after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. From the outset of the litigation, approximately 325 cases have been dismissed on pre-trial summary judgment or other dismissal, of which 16 remain on appeal.

Through the end of the third quarter of 2014, judgment has been entered in favor of NPC in nine jury trials, seven of which are final, and plaintiffs have obtained one verdict outside the centralized proceedings and six verdicts in the centralized litigation. In the centralized proceedings, juries awarded compensatory damages (averaging approximately USD 0.7 million in each case), no punitive damages in four cases, and punitive damages (as capped by applicable state and federal laws) totaling approximately USD 1.8 million in the remaining two. Four of the verdicts in favor of plaintiffs in the centralized litigation are not final given remaining post-trial and appeal options in each.

Further trials are expected. Individual case results, which can depend on the particular facts of a given case, may not necessarily be predictive for other cases. The cases are being vigorously defended.

Arbitration

 Fanapt® arbitration
 In May 2014, Vanda Pharmaceuticals Inc. (Vanda) commenced an arbitration against Novartis Pharma AG relating to the licensing of Fanapt®, seeking an award of approximately USD 539 million. Novartis Pharma AG is vigorously defending the arbitration as well as prosecuting counterclaims against Vanda.

Other Matters

 Average Wholesale Price (AWP) litigation
 Claims by various US state governmental entities are pending against various pharmaceutical companies, including certain Sandoz entities and NPC, which were previously disclosed and allege that the companies fraudulently overstated the AWP. In the second quarter of 2014, Sandoz reached a settlement of the Illinois claims against it for USD 63 million.

Qui tam action
 In 2006, NPC received a subpoena from the US government seeking certain information regarding the marketing and promotion of Xolair. The investigation, which was previously disclosed, was prompted by a qui tam complaint filed in the District of Massachusetts (D. Mass.) in 2006, asserting various federal False Claims Act and state claims relating to certain alleged improper marketing practices involving Xolair. In addition to the 2006 suit, relator complaints were filed in D. Mass. in 2010 and 2012 against various Novartis, Genentech and Roche entities, containing allegations similar to those in the 2006 complaint. In 2011, the US and various state governments declined to intervene in the relators’ actions, and closed the investigation. In June 2014, the relator in the 2010 action voluntarily dismissed his claims in that complaint with prejudice; the US and various states subsequently consented to the dismissal. The relator complaints in combination claim more than USD 1.5 billion in alleged treble damages, civil penalties and disgorgement of profits. Novartis denies the allegations both as to the merits and the monetary claims and vigorously contests these actions.

Consumer class actions
 Novartis companies have been the subject of various consumer lawsuits that are brought as proposed class actions but in which class certification has not been decided. For example, two putative class actions are pending against Novartis and its consumer health unit in the DNJ. They generally claim that it was a deceptive practice to sell Excedrin Migraine at a higher price than Excedrin Extra Strength when the two have the same active ingredients, even though the products have different labels and clearly disclose their active ingredients. In the previously disclosed putative consumer fraud class action litigations regarding eye drop products, six cases were commenced since November 2012 against Alcon (and in four cases Sandoz) in federal courts in the Southern Districts of Illinois and Florida (S.D. Fla.) and the Districts of Missouri (D. Mo.), Massachusetts and New Jersey. The cases in the D. Mo. and S.D. Fla. have been dismissed. The intention is to vigorously defend the remaining cases, both on the merits and with respect to class certification.

In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2013. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

8. Subsequent events

Vaccines - Divestment of the influenza vaccines business
 On October 26, 2014, Novartis announced it has entered into a definitive agreement to divest its influenza vaccines business to CSL Limited, Australia (CSL) for an agreed price of USD 275 million. This transaction is expected to be completed in the second half of 2015, subject to all necessary regulatory approvals.

Until the transaction is completed, Novartis will continue to operate the influenza vaccines business and report its results under discontinuing operations. The influenza vaccines business will be reported together with the non-influenza vaccines business until such time as the non-influenza vaccines business is divested to GSK as part of the previously announced transaction.

Upon signing of this definitive agreement, IFRS requires a separate valuation of the influenza vaccines business net assets. This immediately triggers the recognition of an exceptional impairment charge of approximately USD 1.1 billion (pre-tax), as the book value of the influenza vaccines business net assets is above the selling price.

Upon closing of the deal with GSK for the remaining non-influenza vaccines business, Novartis expects to record a substantial gain, which would more than compensate for the previously recognized impairment charge. Novartis expects to record significant additional gains upon closing of the other inter-conditional transactions with GSK and the transaction with Lilly announced on April 22.

Alcon - WaveTec Vision Systems, Inc. acquisition (WaveTec)
 On October 16, 2014, Alcon acquired all of the outstanding shares of WaveTec, a privately held company, for USD 350 million in cash.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other income and expense items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude these items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values of the sales and earnings into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Third quarter

	Pharmaceuticals		Alcon		Sandoz		Corporate continuing operations		Total continuing operations		Total discontinuing operations		Total

	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m	Q3 2014 USD m	Q3 2013 USD m

IFRS Operating income	2 233	2 267	381	251	272	242	-147	-202	2 739	2 558	241	113	2 980	2 671

Adjustment for divested blood transfusion diagnostics unit												-50		-50

Operating income excl. Diagnostics	2 233	2 267	381	251	272	242	-147	-202	2 739	2 558	241	63	2 980	2 621

Amortization of intangible assets	69	70	516	498	98	102		1	683	671		52	683	723

Impairments

Intangible assets	46	8	5	20	27	19			78	47		1	78	48

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	9		1						10				10

Other property, plant & equipment	-3	-28		1		-2			-3	-29		-1	-3	-30

Financial assets	1						34	2	35	2			35	2

Total impairment charges	53	-20	6	21	27	17	34	2	120	20			120	20

Acquisition or divestment related items

- Income											-2		-2

- Expense	7			74				1	7	75			7	75

Total acquisition or divestment related items, net	7			74				1	7	75	-2		5	75

Other exceptional items

Exceptional divestment gains	-168	-1					-46		-214	-1			-214	-1

Restructuring items

- Income	-26		-4						-30		-4		-34

- Expense	78	13	20	25	2	1	1		101	39	7	8	108	47

Legal-related items

- Expense		28				16				44				44

Additional exceptional income	2	-14					-73	1	-71	-13		-1	-71	-14

Additional exceptional expense	157	2	41	5	18	-1	34	34	250	40	13		263	40

Total other exceptional items	43	28	57	30	20	16	-84	35	36	109	16	7	52	116

Total adjustments	172	78	579	623	145	135	-50	39	846	875	14	59	860	934

Core operating income	2 405	2 345	960	874	417	377	-197	-163	3 585	3 433	255	122	3 840	3 555

as % of net sales	30.3%	29.7%	36.0%	34.4%	17.4%	16.6%			27.6%	27.0%	14.9%	8.2%	26.1%	25.0%

Income from associated companies	812				2	1	124	161	938	162		-1	938	161

Core adjustments to income from associated companies, net of tax	-812						79	66	-733	66			-733	66

Interest expense									-182	-170			-182	-170

Other financial income and expense									37	-62			37	-62

Taxes (adjusted for above items)									-517	-485	-37	-3	-554	-488

Core net income									3 128	2 944	218	118	3 346	3 062

Core net income attributable to shareholders									3 110	2 912	219	118	3 329	3 030

Core EPS (USD)									1.28	1.19	0.09	0.05	1.37	1.24

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Nine months to September 30

	Pharmaceuticals		Alcon		Sandoz		Corporate continuing operations		Total continuing operations		Total discontinuing operations		Total

	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m	9M 2014 USD m	9M 2013 USD m

IFRS Operating income	6 860	7 363	1 232	1 060	798	752	-152	-525	8 738	8 650	826	-113	9 564	8 537

Adjustment for divested blood transfusion diagnostics unit												-144		-144

Operating income excl. Diagnostics	6 860	7 363	1 232	1 060	798	752	-152	-525	8 738	8 650	826	-257	9 564	8 393

Amortization of intangible assets	209	208	1 542	1 472	304	304	2	4	2 057	1 988	73	163	2 130	2 151

Impairments

Intangible assets	76	10	7	57	27	20			110	87		8	110	95

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	21	1	1						22	1	-2	33	20	34

Other property, plant & equipment	-2	-25	-1	4	2	-4	22		21	-25		-1	21	-26

Financial assets	14	2					48	35	62	37		8	62	45

Total impairment charges	109	-12	7	61	29	16	70	35	215	100	-2	48	213	148

Acquisition or divestment related items

- Income											-880		-880

- Expense	7			209				1	7	210			7	210

Total acquisition or divestment related items, net	7			209				1	7	210	-880		-873	210

Other exceptional items

Exceptional divestment gains	-203	-188					-46		-249	-188			-249	-188

Restructuring items

- Income	-43	-12	-13		-3				-59	-12	-8		-67	-12

- Expense	412	37	74	36	9	2	1		496	75	26	28	522	103

Legal-related items

- Income											-2		-2

- Expense	125	28				95			125	123			125	123

Additional exceptional income	-99	-36		-12			-315	-74	-414	-122		-1	-414	-123

Additional exceptional expense	160	2	74	17	18	-1	76	75	328	93	17		345	93

Total other exceptional items	352	-169	135	41	24	96	-284	1	227	-31	33	27	260	-4

Total adjustments	677	27	1 684	1 783	357	416	-212	41	2 506	2 267	-776	238	1 730	2 505

Core operating income	7 537	7 390	2 916	2 843	1 155	1 168	-364	-484	11 244	10 917	50	-19	11 294	10 898

as % of net sales	31.5%	30.9%	35.9%	36.3%	16.4%	17.3%			28.8%	28.4%	1.2%	-0.5%	26.0%	25.7%

Income from associated companies	812				3	2	523	442	1 338	444	3	2	1 341	446

Core adjustments to income from associated companies, net of tax	-812						207	233	-605	233			-605	233

Interest expense									-516	-520			-516	-520

Other financial income and expense[1]									-44	-6			-44	-6

Taxes (adjusted for above items)									-1 621	-1 639	-8	47	-1 629	-1 592

Core net income									9 796	9 429	45	30	9 841	9 459

Core net income attributable to shareholders									9 720	9 339	47	32	9 767	9 371

Core EPS (USD)									4.00	3.82	0.02	0.01	4.02	3.83

[1] 2013 adjusted for USD 44 million devaluation loss.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Third quarter

	Q3 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges [3]	Other exceptional items [4]	Q3 2014 Core results	Q3 2013 Core results excl. Diagnostics [5]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	9 877	674	27		45	10 623	10 296

Operating income	2 980	683	120	5	52	3 840	3 555

Income before taxes	3 773	762	120	5	-760	3 900	3 550

Taxes[6]	-533					-554	-488

Net income	3 240					3 346	3 062

EPS (USD)[7]	1.33					1.37	1.24

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-5 096	674	27		45	-4 350	-4 072

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-3 405				6	-3 399	-3 471

Research & Development	-2 372	9	51		-3	-2 315	-2 359

General & Administration	-695				17	-678	-736

Other income	344		-3	-2	-314	25	136

Other expense	-769		45	7	301	-416	-311

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	938	79			-812	205	227

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes USD 79 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development, Other income and Other expense include principally net impairment charges or reversals related to intangible assets, property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, restructuring and integration charges: Other income includes an adjustment to the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014; Other expense includes costs related to the planned acquisition of GSK oncology assets.

[4] Other exceptional items: Cost of goods sold and Research & Development includes restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales and General & Administration include charges for transforming IT and finance processes; Other income includes manufacturing sites rationalization gains, product related divestment gains and gains in the Novartis Venture Fund; Other expense includes restructuring provision charges, charges for transforming IT and the expense of USD 204 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations; Income from associated companies includes the gain from the divestment of the Idenix shareholding.

[5] 2013 figures exclude the blood transfusion diagnostics unit which was divested on January 9, 2014.
[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 127 million to arrive at the core results before tax amounts to USD 21 million. The average tax rate on the adjustments is 16.5% due to the adjustment required in the quarter by applying the estimated full year tax charge to the year-to-date pre-tax income of the period.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Nine months to September 30

	9M 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges [3]	Other exceptional items [4]	9M 2014 Core results	9M 2013 Core results excl. Diagnostics [5]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	29 671	2 085	27		-167	31 616	31 092

Operating income	9 564	2 130	213	-873	260	11 294	10 898

Income before taxes	10 345	2 337	213	-873	-552	11 470	11 051

Taxes[6]	-1 552					-1 629	-1 592

Net income	8 793					9 841	9 459

EPS (USD)[7]	3.58					4.02	3.83

The following are adjustments to arrive at Core Gross Profit

Other revenues	1 040				-302	738	492

Cost of goods sold	-14 732	2 085	27		135	-12 485	-11 829

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-10 513				15	-10 498	-10 564

Research & Development	-7 190	43	83		23	-7 041	-7 012

General & Administration	-2 203				41	-2 162	-2 207

Other income	1 691		-7	-880	-426	378	484

Other expense	-1 892	2	110	7	774	-999	-895

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	1 341	207			-812	736	679

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes USD 207 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development, Other income and Other expense include principally net impairment charges or reversals related to intangible assets, property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, restructuring and integration charges: Other income includes the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014; Other expense includes costs related to the planned acquisition of GSK oncology assets.

[4] Other exceptional items: Other revenues includes an amount for a commercial settlement; Cost of goods sold includes restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales and General & Administration include charges for transforming IT and finance processes; Research & Development also includes restructuring charges; Other income includes product related divestment gains and gains in the Novartis Venture Fund, an insurance recovery net of a deferred amount, a partial reversal of a legal expense provision, and a reduction in restructuring charge provisions; Other expense includes restructuring provision charges, charges for transforming IT and finance processes, an expense related to Lucentis in Italy and the expense of USD 204 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations; Income from associated companies includes the gain from the divestment of the Idenix shareholding.

[5] 2013 figures exclude the blood transfusion diagnostics unit which was divested on January 9, 2014.
[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1125 million to arrive at the core results before tax amounts to USD 77 million. The average tax rate on the adjustments is 6.8 % since the estimated full year tax charge has been applied to the pre-tax income of the period.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Third quarter

	Q3 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges [3]	Other exceptional items [4]	Q3 2014 Core results	Q3 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	6 329	61			35	6 425	6 483

Operating income	2 233	69	53	7	43	2 405	2 345

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 826	61			35	-1 730	-1 590

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 745	8	46		-3	-1 694	-1 737

General & Administration	-222				1	-221	-263

Other income	218		-3		-192	23	25

Other expense	-404		10	7	202	-185	-136

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects and termination of collaboration and license agreements; Other income relates to impairment reversals of property, plant and equipment; Other expense includes impairment charges related to property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes costs related to the planned acquisition of GSK oncology assets.
[4] Other exceptional items: Cost of goods sold and Research & Development include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes gains related to the rationalization of manufacturing sites, as well as additional gains from divestments announced in prior periods; Other expense include mostly restructuring charges and the expense of USD 157 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Nine months to September 30

	9M 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges [3]	Other exceptional items [4]	9M 2014 Core results	9M 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	19 410	179			96	19 685	19 719

Operating income	6 860	209	109	7	352	7 537	7 390

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-5 180	179			96	-4 905	-4 709

The following are adjustments to arrive at Core Operating Income

Research & Development	-5 258	30	76		23	-5 129	-5 203

General & Administration	-715				1	-714	-779

Other income	519		-3		-343	173	145

Other expense	-1 075		36	7	575	-457	-335

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects and termination of collaboration and license agreements; Other income relates to impairment reversals of property, plant and equipment; Other expense includes impairment charges related to property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes costs related to the planned acquisition of GSK oncology assets.
[4] Other exceptional items: Cost of goods sold and Research & Development include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes an insurance recovery from Corporate related to exchange risks, gains related to the rationalization of manufacturing sites, as well as additional gains from divestments announced in prior periods; Other expense include restructuring charges, an expense related to Lucentis in Italy and an expense of USD 157 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Third quarter

	Q3 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	Q3 2014 Core results	Q3 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 412	515			4	1 931	1 865

Operating income	381	516	6		57	960	874

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 275	515			4	-756	-695

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-610				6	-604	-602

Research & Development	-215	1	5			-209	-248

General & Administration	-138				7	-131	-144

Other income	8				-1	7	19

Other expense	-76		1		41	-34	-16

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other expense includes impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales and General & Administration include charges for transforming IT and finance processes; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites; Other expense also includes an expense of USD 29 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Nine months to September 30

	9M 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	9M 2014 Core results	9M 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	4 313	1 539			23	5 875	5 785

Operating income	1 232	1 542	7		135	2 916	2 843

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-3 873	1 539			23	-2 311	-2 116

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-1 833				15	-1 818	-1 804

Research & Development	-681	3	7			-671	-703

General & Administration	-451				31	-420	-422

Other income	37		-1		-13	23	28

Other expense	-153		1		79	-73	-41

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other income includes a reversal of impairment charges related to property, plant and equipment; Other expense includes impairment charges related to property, plant and equipment.

[3] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales and General & Administration include charges for transforming IT and finance processes; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites; Other expense also includes an expense of USD 29 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Third quarter

	Q3 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	Q3 2014 Core results	Q3 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 024	98	27		2	1 151	1 059

Operating income	272	98	27		20	417	377

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 448	98	27		2	-1 321	-1 288

The following are adjustments to arrive at Core Operating Income

Other expense	-61				18	-43	-39

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes charges related to impairments of intangible assets.
[3] Other exceptional items: Cost of goods sold relates to restructuring charges and other Group-wide rationalization of manufacturing sites; Other expense of USD 18 million relates to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Nine months to September 30

	9M 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	9M 2014 Core results	9M 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	3 051	302	27		5	3 385	3 305

Operating income	798	304	29		24	1 155	1 168

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 224	302	27		5	-3 890	-3 672

The following are adjustments to arrive at Core Operating Income

Research & Development	-610	2				-608	-577

Other income	60		-1		-3	56	59

Other expense	-135		3		22	-110	-123

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes charges related to impairment of intangible assets; Other income includes a reversal of impairment charges related to property, plant and equipment; Other expense includes impairment charges related to property, plant and equipment.

[3] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges and other Group-wide rationalization of manufacturing sites; Other income includes the reversal of restructuring charges; Other expenses also includes an expense of USD 18 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate continuing – Third quarter

	Q3 2014 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [2]	Q3 2014 Core results	Q3 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	114					114	47

Operating loss	-147		34		-84	-197	-163

The following are adjustments to arrive at Core Operating Loss

General & Administration	-147				9	-138	-141

Other income	101				-119	-18	30

Other expense	-215		34		26	-155	-98

[1] Impairments: Other expense includes charges related to the impairment of financial assets.
[2] Other exceptional items: General & Administration includes expenses related to setup costs for Novartis Business Services; Other income relates to the gains in the Novartis Venture Fund; Other expense includes charges for transforming IT and finance processes.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate continuing – Nine months to September 30

	9M 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	9M 2014 Core results	9M 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	577				-302	275	101

Operating loss	-152	2	70		-284	-364	-484

The following are adjustments to arrive at Core Gross Profit

Other revenues	500				-302	198	36

The following are adjustments to arrive at Core Operating Loss

General & Administration	-440				9	-431	-420

Other income	169				-59	110	142

Other expense	-458	2	70		68	-318	-307

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairment charges related to property, plant and equipment and financial assets.
[3] Other exceptional items: Other revenues includes an amount for a commercial settlement; General & Administration includes expenses related to setup costs for Novartis Business Services; Other income includes the insurance recovery transferred to Pharmaceuticals net of a deferred amount and gains in the Novartis Venture Fund; Other expense includes charges for transforming IT and finance processes.

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinuing operations – Third quarter

	Q3 2014 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment related items, restructuring and integration charges [1]	Other exceptional items [2]	Q3 2014 Core results	Q3 2013 Core results excl. Diagnostics [3]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	998				4	1 002	842

Operating income	241			-2	16	255	122

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-756				4	-752	-691

The following are adjustments to arrive at Core Operating Income

Other income	5			-2	-2	1	31

Other expense	-16				14	-2	-24

[1] Acquisition or divestment related items, restructuring and integration charges: Other income includes an adjustment to the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014.

[2] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites and the partial reversal of a legal provision; Other expense includes professional service fees related to the portfolio transformation divestment activities.

[3] 2013 figures exclude the blood transfusion diagnostics unit which was divested on January 9, 2014.

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinuing operations – Nine months to September 30

	9M 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges [3]	Other exceptional items [4]	9M 2014 Core results	9M 2013 Core results excl. Diagnostics [5]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	2 320	65			11	2 396	2 182

Operating income	826	73	-2	-880	33	50	-19

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 051	65			11	-1 975	-1 871

The following are adjustments to arrive at Core Operating Income

Research & Development	-641	8				-633	-529

Other income	916		-2	-880	-8	26	118

Other expense	-81				30	-51	-97

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets up to the portfolio transformation annoucement date; Research & Development includes the recurring amortization of acquired rights for technology platforms up to the portfolio transformation annoucement date.

[2] Impairments: Other income includes a reduction of an impairment charge for property, plant and equipment.
[3] Acquisition or divestment related items, restructuring and integration charges: Other income includes the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014.
[4] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites and the partial reversal of a legal provision; Other expense includes professional service fees related to the portfolio transformation divestment activities.

[5] 2013 figures exclude the blood transfusion diagnostics unit which was divested on January 9, 2014.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines – Third quarter

	Q3 2014 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment related items, restructuring and integration charges [1]	Other exceptional items [2]	Q3 2014 Core results	Q3 2013 Core results excl. Diagnostics [3]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	303					303	211

Operating income	69			-2	4	71	14

The following are adjustments to arrive at Core Operating Income

Other income	6			-2		4	20

Other expense	-8				4	-4	-13

[1] Acquisition or divestment related items, restructuring and integration charges: Other income includes an adjustment to the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014.

[2] Other exceptional items: Other expense includes professional service fees related to the portfolio transformation divestment activities.
[3] 2013 figures exclude the blood transfusion diagnostics unit which was divested on January 9, 2014.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines – Nine months to September 30

	9M 2014 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment related items, restructuring and integration charges [2]	Other exceptional items [3]	9M 2014 Core results	9M 2013 Core results excl. Diagnostics [4]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	361	49				410	362

Operating income / loss	532	57		-880	7	-284	-250

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-752	49				-703	-627

The following are adjustments to arrive at Core Operating loss

Research & Development	-404	8				-396	-303

Other income	895			-880		15	44

Other expense	-28				7	-21	-53

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets up to the portfolio transformation announcement date; Research & Development includes the recurring amortization of acquired rights for technology platforms up to the portfolio transformation announcement date.

[2] Acquisition or divestment related items, restructuring and integration charges: Other income includes the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014.
[3] Other exceptional items: Other expense includes professional service fees related to the portfolio transformation divestment activities.
[4] 2013 figures exclude the blood transfusion diagnostics unit which was divested on January 9, 2014.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Third quarter

	Q3 2014 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [1]	Q3 2014 Core results	Q3 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	695				4	699	630

Operating income	169				11	180	110

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-450				4	-446	-420

The following are adjustments to arrive at Core Operating Income

Other income	4				-2	2	3

Other expense	-16				9	-7

[1] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites; Other expense also includes professional service fees related to the portfolio transformation divestment activities.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Nine months to September 30

	9M 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	9M 2014 Core results	9M 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 959	16			11	1 986	1 820

Operating income	298	16	-2		25	337	238

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 299	16			11	-1 272	-1 244

The following are adjustments to arrive at Core Operating Income

Other income	16		-2		-8	6	56

Other expense	-44				22	-22	-18

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets up to the portfolio transformation announcement date.

[2] Impairments: Other income includes a reduction of an impairment charge for property, plant and equipment.
[3] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites and the partial reversal of a legal expense provision; Other expense includes professional service fees related to the portfolio transformation divestment activities.

Condensed consolidated changes in net debt

Third quarter

	Q3 2014 USD m	Q3 2013 USD m

Change in cash and cash equivalents	2 844	2 286

Change in marketable securities, commodities, financial debt and financial derivatives	1 071	-101

Reduction in net debt	3 915	2 185

Net debt at July 1	-13 095	-13 621

Net debt at September 30	-9 180	-11 436

Nine months to September 30

	9M 2014 USD m	9M 2013 USD m

Change in cash and cash equivalents	2 954	811

Change in marketable securities, commodities, financial debt and financial derivatives	-3 338	-640

Increase/reduction in net debt	-384	171

Net debt at January 1	-8 796	-11 607

Net debt at September 30	-9 180	-11 436

Components of net debt

	Sept 30, 2014 USD m	Sept 30, 2013 USD m

Current financial debts and derivative financial instruments	-6 937	-7 656

Non-current financial debts	-12 670	-11 119

Less liquidity:

Cash and cash equivalents	9 641	6 363

Marketable securities, commodities and derivative financial instruments	786	976

Net debt at September 30	-9 180	-11 436

Share information

	Sept 30, 2014	Sept 30, 2013

Number of shares outstanding	2 418 716 577	2 435 243 957

Registered share price (CHF)	90.15	69.50

ADR price (USD)	94.13	76.71

Market capitalization (USD billion)	229.4	186.7

Market capitalization (CHF billion)	218.0	169.2

Free cash flow

Third quarter

	Q3 2014 USD m	Q3 2013 USD m	Change USD m

Operating income from continuing operations	2 739	2 558	181

Reversal of non-cash items
Depreciation, amortization and impairments	1 167	1 097	70

Change in provisions and other non-current liabilities	363	203	160

Other	-38	131	-169

Operating income adjusted for non-cash items	4 231	3 989	242

Interest and other financial receipts	112	83	29

Interest and other financial payments	-126	-160	34

Taxes paid	-394	-419	25

Payments out of provisions and other net cash movements in non-current liabilities	-394	-196	-198

Change in inventory and trade receivables less trade payables	-332	504	-836

Change in other net current assets and other operating cash flow items	822	456	366

Cash flows from operating activities from continuing operations	3 919	4 257	-338

Purchase of property, plant & equipment	-668	-759	91

Purchase of intangible, financial and other non-current assets	-331	-120	-211

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	214	91	123

Free cash flow from continuing operations	3 134	3 469	-335

Free cash flow from discontinuing operations	31	74	-43

Total free cash flow	3 165	3 543	-378

Nine months to September 30

	9M 2014 USD m	9M 2013 USD m	Change USD m

Operating income from continuing operations	8 738	8 650	88

Reversal of non-cash items
Depreciation, amortization and impairments	3 460	3 251	209

Change in provisions and other non-current liabilities	1 174	532	642

Other	240	313	-73

Operating income adjusted for non-cash items	13 612	12 746	866

Interest and other financial receipts	673	604	69

Interest and other financial payments	-524	-541	17

Taxes paid	-1 620	-1 545	-75

Payments out of provisions and other net cash movements in non-current liabilities	-874	-645	-229

Change in inventory and trade receivables less trade payables	-2 153	-1 920	-233

Change in other net current assets and other operating cash flow items	61	-44	105

Cash flows from operating activities from continuing operations	9 175	8 655	520

Purchase of property, plant & equipment	-1 794	-1 855	61

Purchase of intangible, financial and other non-current assets	-775	-447	-328

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	373	293	80

Free cash flow from continuing operations	6 979	6 646	333

Free cash flow from discontinuing operations	-636	-20	-616

Total free cash flow	6 343	6 626	-283

Supplementary tables: Third quarter 2014  – Net sales of the top 20 pharmaceutical products in 2014

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	585	24	628	-4	1 213	7	7

Diovan/Co–Diovan	Primary Care	Hypertension	97	-76	323	-22	420	-50	-49

Lucentis	Ophthalmics	Age-related macular degeneration			614	7	614	6	7

Gilenya	Neuroscience	Relapsing multiple sclerosis	321	18	332	37	653	26	27

Sandostatin	Oncology	Acromegaly	206	11	227	6	433	8	9

Afinitor/Votubia	Oncology	Breast cancer	212	16	196	29	408	21	22

Tasigna	Oncology	Chronic myeloid leukemia	141	27	250	25	391	24	25

Exforge	Primary Care	Hypertension	89	0	276	4	365	2	3

Galvus	Primary Care	Diabetes			293	-5	293	-7	-5

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	131	12	130	-3	261	3	4

Exjade	Oncology	Iron chelator	84	24	147	3	231	9	9

Xolair[1]	Primary Care	Asthma			207	39	207	37	39

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	15	7	158	-2	173	-3	-2

Voltaren (excl. other divisions)	Established medicines	Inflammation/pain			151	-8	151	-10	-8

Myfortic	Integrated Hospital Care	Transplantation	36	-49	120	35	156	-2	-1

Ritalin/Focalin	Established medicines	Attention deficit/ hyperactivity disorder	79	-21	43	3	122	-13	-13

Femara	Oncology	Breast cancer	9	80	88	6	97	8	10

Comtan/Stalevo	Neuroscience	Parkinson’s disease	4	-60	89	0	93	-8	-7

Tegretol	Established medicines	Epilepsy	20	11	64	-1	84	1	2

Zortress/Certican	Integrated Hospital Care	Transplantation	17	89	69	24	86	30	34

Top 20 products total			2 046	-4	4 405	5	6 451	1	2

Rest of portfolio			409	-3	1 065	0	1 474	-1	-1

Total Division sales			2 455	-4	5 470	4	7 925	0	1

[1] Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).

Supplementary tables: Nine months to September 30, 2014  – Net sales of the top 20 pharmaceutical products in 2014

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	1 546	12	1 963	-6	3 509	1	1

Diovan/Co–Diovan	Primary Care	Hypertension	877	-32	1 089	-19	1 966	-27	-25

Lucentis	Ophthalmics	Age-related macular degeneration			1 853	6	1 853	6	6

Gilenya	Neuroscience	Relapsing multiple sclerosis	865	12	946	48	1 811	29	29

Sandostatin	Oncology	Acromegaly	553	5	681	7	1 234	5	6

Afinitor/Votubia	Oncology	Breast cancer	581	14	568	31	1 149	21	22

Tasigna	Oncology	Chronic myeloid leukemia	388	24	713	20	1 101	20	21

Exforge	Primary Care	Hypertension	264	-1	834	4	1 098	1	2

Galvus	Primary Care	Diabetes			929	9	929	7	9

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	365	4	404	-5	769	-2	-1

Exjade	Oncology	Iron chelator	226	16	457	1	683	5	6

Xolair[1]	Primary Care	Asthma			577	31	577	31	31

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	41	-5	479	-5	520	-6	-5

Voltaren (excl. other divisions)	Established medicines	Inflammation/pain			460	-5	460	-8	-5

Myfortic	Integrated Hospital Care	Transplantation	115	-41	297	9	412	-14	-12

Ritalin/Focalin	Established medicines	Attention deficit/ hyperactivity disorder	241	-24	123	7	364	-16	-15

Femara	Oncology	Breast cancer	18	29	264	-1	282	-1	1

Comtan/Stalevo	Neuroscience	Parkinson’s disease	17	-29	265	-2	282	-5	-4

Tegretol	Established medicines	Epilepsy	63	24	197	0	260	3	5

Zortress/Certican	Integrated Hospital Care	Transplantation	42	91	200	24	242	30	33

Top 20 products total			6 202	-1	13 299	5	19 501	2	3

Rest of portfolio			1 196	-15	3 234	-1	4 430	-6	-5

Total Division sales			7 398	-4	16 533	3	23 931	0	1

[1] Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).

Pharmaceuticals net sales by business franchise – Third quarter

	Q3 2014 USD m	Q3 2013 USD m	% change USD	% change cc

Primary Care
Onbrez Breezhaler/Arcapta Neohaler	55	49	12	12

Seebri Breezhaler	37	15	147	140

Ultibro Breezhaler	31	0	nm	nm

Subtotal COPD[1] portfolio	123	64	92	90

Galvus	293	316	-7	-5

Xolair[2]	207	151	37	39

TOBI	68	109	-38	-37

Other	10	9	11	0

Total strategic franchise products	701	649	8	9

Diovan	420	835	-50	-49

Exforge	365	359	2	3

Tekturna/Rasilez	52	77	-32	-32

Other	311	319	-3	-1

Total Established medicines	1 148	1 590	-28	-27

Total Primary Care products	1 849	2 239	-17	-16

Oncology
Gleevec/Glivec	1 213	1 133	7	7

Tasigna	391	315	24	25

Subtotal Bcr-Abl franchise	1 604	1 448	11	11

Sandostatin	433	401	8	9

Afinitor/Votubia	408	337	21	22

Exjade	231	212	9	9

Femara	97	90	8	10

Zometa	57	104	-45	-44

Jakavi	69	48	44	43

Proleukin	22	22	0	-2

Zykadia	12	0	nm	nm

Other	60	56	7	10

Total Oncology products	2 993	2 718	10	11

Specialty - Neuroscience
Gilenya	653	518	26	27

Exelon/Exelon Patch	261	253	3	4

Comtan/Stalevo	93	101	-8	-7

Extavia	45	39	15	15

Other	18	21	-14	-16

Total strategic franchise products	1 070	932	15	15

Established medicines	103	112	-8	-6

Total Neuroscience products	1 173	1 044	12	13

Specialty - Ophthalmics
Lucentis	614	581	6	7

Other	16	14	14	13

Total Opthalmics products	630	595	6	7

Specialty - Integrated Hospital Care (IHC)
Neoral/Sandimmun	173	179	-3	-2

Myfortic	156	159	-2	-1

Zortress/Certican	86	66	30	34

Ilaris	56	31	81	78

Other	43	45	-4	-6

Total strategic franchise products	514	480	7	8

Everolimus stent drug	35	40	-13	-12

Established medicines	248	258	-4	-3

Total IHC products	797	778	2	3

Established medicines - additional products
Voltaren (excl. other divisions)	151	167	-10	-8

Ritalin/Focalin	122	141	-13	-13

Tegretol	84	83	1	2

Trileptal	71	63	13	13

Foradil	36	48	-25	-25

Other	19	17	12	13

Total additional products	483	519	-7	-6

Total strategic franchise products	5 908	5 374	10	11

Total established medicines and additional products	2 017	2 519	-20	-19

Total Division net sales	7 925	7 893	0	1

[1] Chronic Obstructive Pulmonary Disease
[2] Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).
nm = not meaningful

Pharmaceuticals net sales by business franchise – Nine months to September 30

	9M 2014 USD m	9M 2013 USD m	% change USD	% change cc

Primary Care
Onbrez Breezhaler/Arcapta Neohaler	164	139	18	18

Seebri Breezhaler	104	33	215	208

Ultibro Breezhaler	67	0	nm	nm

Subtotal COPD[1] portfolio	335	172	95	93

Galvus	929	872	7	9

Xolair[2]	577	440	31	31

TOBI	216	299	-28	-27

Other	38	30	27	27

Total strategic franchise products	2 095	1 813	16	17

Diovan	1 966	2 681	-27	-25

Exforge	1 098	1 084	1	2

Tekturna/Rasilez	160	231	-31	-31

Other	927	960	-3	-2

Total Established medicines	4 151	4 956	-16	-15

Total Primary Care products	6 246	6 769	-8	-7

Oncology
Gleevec/Glivec	3 509	3 466	1	1

Tasigna	1 101	914	20	21

Subtotal Bcr-Abl franchise	4 610	4 380	5	5

Sandostatin	1 234	1 173	5	6

Afinitor/Votubia	1 149	948	21	22

Exjade	683	649	5	6

Femara	282	284	-1	1

Zometa	207	506	-59	-58

Jakavi	195	116	68	65

Proleukin	59	65	-9	-10

Zykadia	19	0	nm	nm

Other	183	168	9	9

Total Oncology products	8 621	8 289	4	4

Specialty - Neuroscience
Gilenya	1 811	1 407	29	29

Exelon/Exelon Patch	769	782	-2	-1

Comtan/Stalevo	282	298	-5	-4

Extavia	134	122	10	8

Other	50	57	-12	-11

Total strategic franchise products	3 046	2 666	14	14

Established medicines	309	332	-7	-4

Total Neuroscience products	3 355	2 998	12	12

Specialty - Ophthalmics
Lucentis	1 853	1 753	6	6

Other	50	47	6	8

Total Opthalmics products	1 903	1 800	6	7

Specialty - Integrated Hospital Care (IHC)
Neoral/Sandimmun	520	555	-6	-5

Myfortic	412	478	-14	-12

Zortress/Certican	242	186	30	33

Ilaris	145	82	77	76

Other	128	126	2	2

Total strategic franchise products	1 447	1 427	1	3

Everolimus stent drug	143	201	-29	-31

Established medicines	757	853	-11	-11

Total IHC products	2 347	2 481	-5	-5

Established medicines - additional products
Voltaren (excl. other divisions)	460	499	-8	-5

Ritalin/Focalin	364	433	-16	-15

Tegretol	260	252	3	5

Trileptal	206	188	10	12

Foradil	132	150	-12	-10

Other	37	32	16	19

Total additional products	1 459	1 554	-6	-4

Total strategic franchise products	17 112	15 995	7	8

Total established medicines and additional products	6 819	7 896	-14	-12

Total Division net sales	23 931	23 891	0	1

[1] Chronic Obstructive Pulmonary Disease
[2] Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).
nm = not meaningful

Net sales by region1 – Third quarter

	Q3 2014	Q3 2013	% change		Q3 2014	Q3 2013

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 733	2 684	2	2	34	34

US	2 455	2 557	-4	-4	31	32

Asia/Africa/Australasia	1 910	1 901	0	2	24	24

Canada and Latin America	827	751	10	16	11	10

Total	7 925	7 893	0	1	100	100

Of which in Established Markets	5 869	6 034	-3	-2	74	76

Of which in Emerging Growth Markets	2 056	1 859	11	13	26	24

Alcon

Europe	685	666	3	4	26	26

US	1 061	1 037	2	2	40	41

Asia/Africa/Australasia	605	559	8	10	23	22

Canada and Latin America	314	277	13	17	11	11

Total	2 665	2 539	5	6	100	100

Of which in Established Markets	1 944	1 911	2	2	73	75

Of which in Emerging Growth Markets	721	628	15	18	27	25

Sandoz

Europe	1 117	1 127	-1	1	47	50

US	846	718	18	18	35	32

Asia/Africa/Australasia	285	280	2	3	12	12

Canada and Latin America	153	148	3	6	6	6

Total	2 401	2 273	6	7	100	100

Of which in Established Markets	1 788	1 669	7	7	74	73

Of which in Emerging Growth Markets	613	604	1	6	26	27

Vaccines[2]

Europe	185	136	36	36	31	30

US	292	230	27	28	50	51

Asia/Africa/Australasia	56	51	10	9	10	11

Canada and Latin America	55	35	57	64	9	8

Total	588	452	30	31	100	100

Of which in Established Markets	493	374	32	32	84	83

Of which in Emerging Growth Markets	95	78	22	25	16	17

Consumer Health

Europe	552	512	8	9	49	49

US	247	222	11	10	22	21

Asia/Africa/Australasia	212	201	5	5	19	19

Canada and Latin America	114	104	10	15	10	11

Total	1 125	1 039	8	9	100	100

Of which in Established Markets	732	672	9	9	65	65

Of which in Emerging Growth Markets	393	367	7	10	35	35

Total

Europe	5 272	5 125	3	3	36	36

US	4 901	4 764	3	3	33	34

Asia/Africa/Australasia	3 068	2 992	3	4	21	21

Canada and Latin America	1 463	1 315	11	16	10	9

Total (excluding divested blood transfusion diagnostics unit sales)	14 704	14 196	4	5	100	100

Of which in Established Markets	10 826	10 660	2	2	74	75

Of which in Emerging Growth Markets	3 878	3 536	10	13	26	25

Divested blood transfusion diagnostics unit sales		142

Total Group	14 704	14 338	3	3

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] 2013 figures for Vaccines exclude the blood transfusion diagnostics unit that was divested on January 9, 2014.

Net sales by region1 – Nine months to September 30

	9M 2014	9M 2013 [2]	% change		9M 2014	9M 2013

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	8 512	8 146	4	2	36	34

US	7 398	7 684	-4	-4	31	32

Asia/Africa/Australasia	5 775	5 842	-1	2	24	24

Canada and Latin America	2 246	2 219	1	11	9	10

Total	23 931	23 891	0	1	100	100

Of which in Established Markets	17 966	18 237	-1	-2	75	76

Of which in Emerging Growth Markets	5 965	5 654	6	10	25	24

Alcon

Europe	2 177	2 082	5	4	27	27

US	3 241	3 151	3	3	40	40

Asia/Africa/Australasia	1 839	1 781	3	7	23	23

Canada and Latin America	867	827	5	13	10	10

Total	8 124	7 841	4	5	100	100

Of which in Established Markets	6 054	5 924	2	3	75	76

Of which in Emerging Growth Markets	2 070	1 917	8	13	25	24

Sandoz

Europe	3 462	3 389	2	1	49	50

US	2 280	2 084	9	9	32	31

Asia/Africa/Australasia	860	823	4	7	12	12

Canada and Latin America	448	452	-1	6	7	7

Total	7 050	6 748	4	5	100	100

Of which in Established Markets	5 158	4 890	5	5	73	72

Of which in Emerging Growth Markets	1 892	1 858	2	6	27	28

Vaccines[2]

Europe	351	319	10	7	34	35

US	388	350	11	11	37	38

Asia/Africa/Australasia	167	147	14	12	16	16

Canada and Latin America	137	103	33	41	13	11

Total	1 043	919	13	13	100	100

Of which in Established Markets	772	683	13	12	74	74

Of which in Emerging Growth Markets	271	236	15	17	26	26

Consumer Health

Europe	1 594	1 498	6	6	50	49

US	693	637	9	9	22	21

Asia/Africa/Australasia	610	591	3	6	19	20

Canada and Latin America	318	304	5	12	9	10

Total	3 215	3 030	6	7	100	100

Of which in Established Markets	2 116	1 973	7	6	66	65

Of which in Emerging Growth Markets	1 099	1 057	4	9	34	35

Total

Europe	16 096	15 434	4	3	37	36

US	14 000	13 906	1	1	32	33

Asia/Africa/Australasia	9 251	9 184	1	4	21	22

Canada and Latin America	4 016	3 905	3	11	10	9

Total (excluding divested blood transfusion diagnostics unit sales)	43 363	42 429	2	3	100	100

Of which in Established Markets	32 066	31 707	1	1	74	75

Of which in Emerging Growth Markets	11 297	10 722	5	10	26	25

Divested blood transfusion diagnostics unit sales		413

Total Group	43 363	42 842	1	2

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] 2013 figures for Vaccines exclude the blood transfusion diagnostics unit that was divested on January 9, 2014.

Principal currency translation rates

Third quarter

	Average rates Q3 2014 USD	Average rates Q3 2013 USD	Period-end rates Sept 30, 2014 USD	Period-end rates Sept 30, 2013 USD

1 CHF	1.094	1.073	1.052	1.103

1 EUR	1.326	1.325	1.269	1.348

1 GBP	1.670	1.551	1.627	1.615

100 JPY	0.962	1.011	0.914	1.022

Nine months to September 30

	Average rates 9M 2014 USD	Average rates 9M 2013 USD	Period-end rates Sept 30, 2014 USD	Period-end rates Sept 30, 2013 USD

1 CHF	1.113	1.070	1.052	1.103

1 EUR	1.356	1.317	1.269	1.348

1 GBP	1.669	1.546	1.627	1.615

100 JPY	0.972	1.036	0.914	1.022

Income from associated companies

	Q3 2014 USD m	Q3 2013 USD m	9M 2014 USD m	9M 2013 USD m

Share of estimated Roche reported net income	164	195	622	610

Prior-year adjustment			-56	-59

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-39	-39	-120	-115

Net income effect from Roche	125	156	446	436

Gain on divestment of Idenix shares	812		812

Income from other associated companies related to continuing operations	1	6	80	8

Income from associated companies related to continuing operations	938	162	1 338	444

Income from other associated companies related to discontinuing operations		-1	3	2

Total income from associated companies	938	161	1 341	446

Vaccines segment – 2013 comparative information

The following reconciles previously published results for the Vaccines segment to the revised presentation:

Vaccines – Third quarter and Nine months to September 30, 2013

	Vaccines as previously published [1]		Transfers to continuing Corporate [2]		Reported Vaccines		Divested blood transfusion diagnostics unit		Vaccines excluding Diagnostics		Core adjustments		Vaccines Core result excluding Diagnostics

	Q3 2013 USD m	9M 2013 USD m	Q3 2013 USD m	9M 2013 USD m	Q3 2013 USD m	9M 2013 USD m	Q3 2013 USD m	9M 2013 USD m	Q3 2013 USD m	9M 2013 USD m	Q3 2013 USD m	9M 2013 USD m	Q3 2013 USD m	9M 2013 USD m

Net sales to third parties	594	1 332			594	1 332	-142	-413	452	919			452	919

Sales to other segment	21	50			21	50	-3	-8	18	42			18	42

Net sales of segment	615	1 382			615	1 382	-145	-421	470	961			470	961

Other revenues	70	198	-10	-36	60	162	-48	-134	12	28			12	28

Cost of goods sold	-419	-1 067		3	-419	-1 064	114	332	-305	-732	34	105	-271	-627

Gross profit	266	513	-10	-33	256	480	-79	-223	177	257	34	105	211	362

Marketing & Sales	-79	-243			-79	-243	10	31	-69	-212			-69	-212

Research & Development	-123	-344			-123	-344	9	23	-114	-321	6	18	-108	-303

General & Administration	-32	-102			-32	-102	5	14	-27	-88			-27	-88

Other income	20	46			20	46		-2	20	44			20	44

Other expense	-19	-77	1	3	-18	-74	5	13	-13	-61		8	-13	-53

Operating income/loss	33	-207	-9	-30	24	-237	-50	-144	-26	-381	40	131	14	-250

as % of net sales	5.6%	-15.5%			4.0%	-17.8%	35.2%	34.9%	-5.8%	-41.5%			3.1%	-27.2%

Income from associated companies	-1	2			-1	2			-1	2			-1	2

[1] Including the blood transfusion diagnostics unit.
[2] Other revenue contains royalties and out-licensing revenues of Vaccines which are to be retained by Novartis.

Disclaimer
The foregoing release contains forward-looking statements that can be identified by words such as “momentum,” “recommended,” “to evaluate,” “to divest,” “outlook,” “to grow,” “will,” “to be acquired,” “strategy,” “pipeline,” “positive opinion,” “launched,” “expected,” “committed,” “would,” “expects,” “potential,” “recommendation,” “Breakthrough Therapy,” “priority review,” “underway,” “recommends,” “could,” “on track,” “enrolling,” “to be initiated,” “ongoing,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit rating; or regarding the potential completion of the announced transactions with GSK and Lilly, the potential completion of the announced transaction regarding the Novartis influenza vaccines franchise, or regarding potential future sales or earnings of any of the businesses involved in the announced transactions, or of the Novartis Group, and regarding any potential strategic benefits, synergies or opportunities as a result of the announced transactions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the announced transactions will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions. Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the transactions, or unexpected delays in obtaining such approvals; the potential that the strategic benefits, synergies or opportunities expected from the transactions may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; unexpected manufacturing or quality issues; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions; uncertainties regarding the effects of the persistently weak global economic and financial environment; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Opdivo® is a registered trademark of BMS. Seretide® and Accuhaler® are registered trademarks of GSK.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 133,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
January 27, 2015                                     Fourth quarter and full year results 2014
February 27, 2015                                   Annual General Meeting
April 23, 2015                                          First quarter results 2015